02033409

ARIS
P.E. 12/31/01

Commonwealth Telephone
Enterprises Inc

RECD S.E.C.
MAY 1 2002

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL



WE HAVE OUR DUCKS IN A ROW.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. ("CTE") You've heard the expression countless times: "We have our ducks in a row." Right away, you know that the message isn't about ducks at all. And so it is with CTE. Beginning in December 2000, we got our "ducks" lined up and moving in tandem: We redefined our strategy – and then successfully executed it. We focused on EBITDA growth and surpassed our goals. We strengthened the balance sheet. We positioned ourselves for a bright future. And, all the while, we were out in front of the renaissance that has come to the rural local exchange carrier ("RLEC") sector. All that, as they say, made 2001 simply ducky.

ABOUT CTE

Headquartered in Dallas, PA, Commonwealth Telephone Enterprises, Inc. ("CTE") serves a growing base of business and residential customers with the full array of technologically advanced data and voice telecommunications products and services, including broadband data services and high-speed Internet access, delivered over its 100% digitally switched, fiber-rich network.

CTE's primary operating segments are: Commonwealth Telephone Company ("CT"), the nation's eighth largest publicly held independent rural local exchange carrier ("RLEC"), which has been operating in various rural Pennsylvania markets since 1897; and, CTSI, LLC ("CTSI"), an RLEC "edge-out" local exchange carrier[1] operating outside CT's territory, that formally commenced operations in 1997. In addition, CTE operates support businesses that provide expertise to its two principal operating segments. These businesses are reported as "Other" in CTE's results. Information about Commonwealth Telephone Enterprises, Inc. can be found at the web site address: www.ct-enterprises.com.

COMMONWEALTH TELEPHONE COMPANY

- 330,666 switched access lines installed at year-end 2001, a growth rate of 5% versus year-end 2000
- Revenues of $189.3 million in 2001, a growth rate of 4% versus 2000
- EBITDA[2] of $120.9 million in 2001, a growth rate of 8%[3] versus 2000
- 64% EBITDA[2] margin for 2001

CTSI, LLC
(CTSI "edge-out" markets only)

- 112,396 switched access lines installed at year-end 2001, a growth rate of 16% versus year-end 2000
- Revenues of $73.1 million in 2001, a growth rate of 37% versus 2000
- EBITDA[2] of $19.4 million in 2001, versus EBITDA[2] of $2.8 million in 2000

OTHER

- Jack Flash®, a broadband data service that uses DSL (digital subscriber line) technology to offer high-speed Internet access and digital connectivity solutions, ended 2001 with 7,031 DSL subscribers.[4]
- epix® Internet Services (www.epix.net), one of the Northeast's largest rural Internet service providers (ISPs), had 46,351 dial-up Internet subscribers at year-end.
- Commonwealth Communications, a provider of telecommunications equipment and facilities management services
- CLD, a switch-based long-distance reseller

[1] CTSI is referred to as *both* an RLEC "edge-out" local exchange carrier *and* a competitive local exchange carrier ("CLEC") in various sections of this report.

[2] Earnings before interest, taxes, Voluntary Employee Retirement Program, restructuring charges (reversals), depreciation and amortization, other income (expense) and equity in income of unconsolidated entities

[3] Excludes a one-time, substantially non-cash severance charge of $1.7 million in 2000

[4] The Jack Flash® results reported in "Other" reflect the portion of Jack Flash® deployed in CT's franchise area. Substantially all of the 7,031 year-end DSL subscribers were in CT's franchise area.

A MESSAGE FROM OUR CHAIRMAN

CTE has its ducks in a row, making the theme of this year's annual report both timely and fitting. The change in strategic direction that we undertook at the end of 2000 has yielded a highly successful 2001. Never before in its history has CTE been more positively positioned for the future. As a rural local exchange carrier ("RLEC"), CTE is operating in a sector of the telecommunications industry that is receiving unprecedented attention. And among RLEC companies, CTE is a recognized standout for its operational excellence, for its stellar and consistent record of financial performance, and for the great opportunities it has before it to enhance shareholder value.



Mike Mahoney, president and CEO, is directing today's CTE. Mike assumed leadership in July 2000 – a critical juncture in the company's history. He was charged with evaluating CTE's overall business strategy; defining the appropriate future strategic direction to capitalize on the company's core competencies; improving its financial strength; and delivering enhanced value to our shareholders. The resulting December 2000 restructuring returned CTE to its roots – operating a profitable, efficient standout RLEC, and a highly successful, complementary RLEC "edge-out" operation in adjacent competitive markets. With renewed focus at the outset of 2001, a clear message was communicated in the form of a promise: to enhance EBITDA growth in the near term, significantly reduce CTE's appetite for capital and improve CTE's overall financial strength. The employees of CTE have delivered on these promises across the board. As 2001 unfolded, quarter after quarter, CTE built an impressive performance record – achieving record EBITDA and record EBITDA margins in both of its two primary operations, Commonwealth Telephone Company and CTSI, LLC.

I am extremely proud of the efforts and dedication of all of CTE's employees, and of the results achieved by this exceptional group of hard-working and talented people. There are no better employees in the telecommunications industry. Under Mike Mahoney and his leadership team, CTE is financially strong and exceptionally well positioned for the future. The year 2001 was an exciting and successful one for CTE – a dramatic time in which we embarked on a redefined direction and capitalized on our strengths. As we look ahead, our future is bright – and our ducks are right where we want them.

DAVID C. McCOURT
Chairman

MICHAEL J. MAHONEY
President and
Chief Executive Officer



CTE



TAKES WING

TO OUR SHAREHOLDERS:

In 2001, the RLEC (rural local exchange carrier) sector of the telecommunications industry came into its own...and CTE took wing, while gaining increased recognition as a distinguished RLEC and RLEC "edge-out" operation.



$196.6
$225.2
$256.0
$278.6
97 98 99 00 01

CTE CONSOLIDATED
REVENUES[1]
($ in Millions)



$72.7
$84.2
$101.3
$111.3
97 98 99 00 01

CTE CONSOLIDATED
EBITDA[1,2]
($ in Millions)

1 Excludes CTSI's expansion markets

2 Earnings before interest, taxes, Voluntary Employee Retirement Program, restructuring charges (reversals), depreciation and amortization, other income (expense) and equity in income of unconsolidated entities

Rural local exchange carriers, the RLECs to which I refer, won overdue recognition for something we at CTE have known all along: that while the telecommunications giants wage competitive battles in urban markets, the RLEC sector quietly goes about its business. To us, the pressure faced by the giants is just water off a duck's back. The fact is, RLECs are attractive because they're operationally efficient, financially sound, competitively defensible, have historically demonstrated stable growth rates, and are a source of long-term value for investors.

RLEC INDUSTRY COMES INTO ITS OWN

As the RLEC "story" gained acceptance in 2001, CTE's long-held position of leadership in the sector was revealed to a broader, more keenly attentive audience. For a half decade now, CTE has operated both Commonwealth Telephone Company ("CT"), one of the industry's most profitable and efficient RLEC operations, *and* CTSI, an RLEC "edge-out" operation that has grown rapidly and developed into an industry model. By acting ahead of the curve, we entered 2001 with CTSI restructured and returned to its roots – its proven "edge-out" strategy. We replaced our CTSI strategy of aggressive expansion with one of controlled growth.

As a result, 2001 was an exceptionally strong year for CTE. We began the year with our sights set on growing consolidated EBITDA[2] in the near term, reducing our capital spending versus that of the recent past, and improving our financial strength overall. We achieved outstanding results on each count. EBITDA growth and EBITDA margin for both CT and CTSI set records, our capital expenditures were substantially reduced, and our balance sheet is remarkably stronger. We delivered customer service excellence across all of our operations. Our employees were energized by our redirected strategy, and responded with uniformly exceptional performance.

As we look back at the past 12 months, we can summarize the year very well in the theme of this annual report, "getting our ducks in a row." It's an old, old saying, but never more apt than when used to describe CTE in 2001. In fact, one can conjure up any number of metaphors that would describe the company in 2001, from "meat and potatoes" to "basic blocking and tackling."

WE REPOSITIONED CTE, BUT WE DIDN'T REINVENT IT. WE DIDN'T NEED TO.

DELIVERING ON OUR PROMISES

What all of these expressions stand for is a refocusing on our roots...a renewed dedication to crisp execution on a daily basis...a return to a strategy of controlled growth...and a reaffirmation of the primacy of profitability across the company. We repositioned CTE, but we didn't reinvent it. We didn't need to. We simply created an environment in which CTE's proven core competencies could rise to the top, spark improved operating performance and, in turn, drive stronger financial results. When we restructured CTSI in December 2000, we made promises and set goals for CTE's consolidated financial and operating performance going forward. In 2001, we delivered on those promises and achieved those goals.

In summary, two factors made this past year the success that it was: the underlying characteristics of RLEC markets, and our own laser-like focus on implementing the strategic repositioning enacted in December 2000. Even better, both factors have positive implications for the future.

FINANCIAL PERFORMANCE[1]

Taking a closer look at the year, our financial performance was highlighted by consolidated revenue growth of 8%. Consolidated revenues reached $301 million, as we eclipsed the $300 million revenue mark for the first time in our history. Our consolidated EBITDA growth was even more impressive. Consolidated EBITDA ended the year at $140 million, an increase of approximately $29 million, or 26%, versus the prior year. The resulting consolidated EBITDA margin was 47%. Our 2001 normalized diluted earnings per share ("EPS") were $1.39 for the year, which compared to normalized diluted EPS of $0.47 in 2000. Our 2001 reported diluted EPS were $1.83, versus a reported diluted EPS loss of $2.46 for the 2000 full-year.[2]

Dissecting those numbers, let's start with Commonwealth Telephone Company, our RLEC. CT produced switched access line growth of 5% – a growth rate that places CT among the industry leaders. Full-year revenues were $189 million, reflecting a growth rate of 4% versus 2000. CT's EBITDA grew 8%[3] to $121 million versus the prior year, while CT's EBITDA margin expanded 350 basis points in 2001 to 64%, driven largely by increases in high-margin revenue sources and our steadfast focus on cost containment.

[1] Revenues and EBITDA results discussed exclude the impact of CTSI's expansion markets, unless indicated as "Reported." Earnings per share include the impact of CTSI's expansion markets.

[2] A reconciliation of the full-year 2001 normalized and reported results, as well as the full-year 2000 normalized and reported results, is provided in CTE's 2001 4th Quarter Earnings Release, dated February 12, 2002.

[3] Excludes a one-time, substantially non-cash severance charge of $1.7 million recorded in the year 2000

THE MOST IMPRESSIVE ASPECT OF CTSI'S PERFORMANCE IN 2001 WAS ITS EBITDA GROWTH AND EBITDA MARGIN EXPANSION.

At CTSI, the return to our RLEC "edge-out" strategy allowed us to focus our attention on maximizing the performance of our markets. We were able to leverage CTSI's infrastructure – our network, our direct sales team and our customer service organization – and target quality improvements and enhanced operational efficiencies to achieve outstanding results. CTSI grew its base of switched access lines 16%, ending 2001 with a total of 112,396 access lines installed. CTSI 2001 revenues were $73 million, a growth rate of 37% versus 2000. The most impressive aspect of CTSI's performance in 2001 was its EBITDA growth and EBITDA margin expansion. Having become EBITDA positive in 2000 with EBITDA of approximately $3 million, an EBITDA margin of 5%, CTSI began the year poised to positively ramp up these metrics in 2001. In short, the extent of the positive ramp-up was impressive by any standard. CTSI's 2001 EBITDA reached $19 million, and its EBITDA margin expanded over five-fold, to 27%.

Turning to our digital subscriber line ("DSL") product marketed as "Jack Flash®," subscriber growth was solid. Jack Flash® now has 7,031 installed DSL subscribers in the areas of CT and CTSI where it is marketed. Our Internet service provider ("ISP") operation, epix® Internet Services, had 46,351 dial-up access subscribers at year-end, and continues to maintain its position of leadership in its markets.

DECLINING CAPEX AND REDUCED DEBT

In 2001, CTE's consolidated capital expenditures ("CAPEX") were $69 million, down from a level of $137 million in 2000. The bulk of this year-over-year reduction was attributable to replacing our CTSI strategy of aggressive expansion with one of controlled growth. In 2001, the majority of CAPEX at both CT and CTSI was success-based in support of line growth.

Our declining CAPEX, in combination with our solid EBITDA growth, had a highly positive effect on the balance sheet, which is considerably stronger than it was a year ago. Our debt level fell to $225 million, down from $299 million at year-end 2000, a reduction of $74 million in just four quarters. Over the same period, our reported Debt/EBITDA ratio, a measure of leverage, declined from 3.1 times to 1.6 times. In addition, in 2001 we began to realize the benefits of certain strategic tax planning actions we undertook to reduce our effective tax rate, which historically had been relatively high.


$287.1
$269.8
$262.6
$225.3
4Q 00
1Q 01
2Q 01
3Q 01
4Q 01

CTE CONSOLIDATED
DEBT OUTSTANDING
End of Period
($ in Millions)


2.8x
2.5x
2.1x
1.6x
4Q 00
1Q 01
2Q 01
3Q 01
4Q 01

CTE CONSOLIDATED
DEBT/EBITDA RATIO
Based on the
Last 12 Months'
Reported EBITDA

A GREAT TEAM

The accomplishments of the past year would not have been possible without our employees. No doubt about it, they make a measurable difference in our business success. We are fortunate to have talented, enthusiastic and loyal people. I believe that one of our great successes over the past year was the speed and manner in which we improved the financial profile of CTE following our December 2000 restructuring – and the impact that this has had on our employees in terms of confidence in, and enthusiasm for, the course we have set. Returning to a strategy of controlled growth meant we had to eliminate nearly 300 positions back in December 2000. It may seem at odds with the positive achievements of the past year, but of all that we accomplished, I may be most proud of the manner in which we handled the downsizing. We acted compassionately and fairly, and treated people with dignity and respect.

Once we repositioned the company strategically and adjusted resources to appropriate levels, CTE was poised to excel. As I said earlier, there is a renewed sense of vigor throughout the company. Success breeds success. Good communications has our people rowing together. Critical thinking abounds among the company's senior managers. Our people understand our mission and goals, and they're empowered to do their jobs. We value honesty, integrity and accountability. And, we believe in being team players.

I close on this point because our values, culture and working relationships are a crucial part of CTE's future. They enable the kind of performance we delivered in 2001, and that we intend to keep on delivering in 2002 and beyond. CTE is also in a favorable time and place, as the RLEC industry is now being recognized by investors for its relative safety and predictability. These factors have come together to create a bright future for CTE. Just as we did in 2001, we intend to capitalize on all of these positive forces for the benefit of shareholders, customers and employees.

We've taken wing and we're on our way.

Sincerely,

Michael J Mahoney

MICHAEL J. MAHONEY
President and
Chief Executive Officer

10


RLEC

AT HOME

RLEC. Pronounced "R-LEC," it stands for rural local exchange carrier – a small, uniquely situated sector of the vast telecommunications industry. CTE operates in the RLEC sector with its 105-year-old RLEC, Commonwealth Telephone Company, and its five-year-old RLEC "edge-out" operation, CTSI.

The year 2001 will be remembered in telecom industry lore as the year in which the RLEC sector rose to the forefront of this mighty industry. It was a year in which the large incumbent local exchange carriers ("ILECs") continued their defense of market share against a host of CLECs (competitive local exchange carriers), data CLECs and wireless providers, while the "pure play" CLECs (i.e., non-"edge-out" competitive service providers, either rural or urban) fought for survival. It was a year in which the RLEC sector garnered more than its share of investment community interest.

Certain industry prognosticators have been making noise about the attractiveness of the RLEC sector for several years now. The drum pounding reached a crescendo in 2001, as the number of ears tuned in to the beat grew dramatically. Why? Because those signals resonated with messages of steady operating performance, profitability, competitive defensibility and growth opportunities.

In 2001, the obscurity of the RLEC sector vanished. The radar screen is now populated with RLECs – and the CTE blip on that screen shines brightly.

The rise of the RLEC sector has occurred at a point in time when change is significantly impacting virtually every sector of the telecommunications industry. In one way or another, change has been a constant in this industry since the day Alexander Graham Bell summoned Mr. Watson well over a century ago. Technology, regulation and customer demand have been the key drivers of change. They have not only defined the array of services and the manner in which those services are delivered, but also the very structure of industry participants.

Moreover, the pace of change over the past 15-plus years has been unprecedented. The 1984 AT&T divestiture brought about the deregulation of the long-distance business and gave birth to a host of new long-distance competitors. The Telecommunications Act of 1996 opened the door to local competition and an abundance of CLEC upstarts. Add to these two watershed events the emergence and growth of the wireless business, and it's easy to see just how dramatically the industry landscape has been altered over this period – and how the players have changed.

Throughout this period of transformation, the RLEC sector has persevered. Steadily and methodically. Deploying modern networks. Attuned to the value of customer service. Working in concert with regulators. Generating attractive returns in markets that often appear unattractive to competitors.

CTE is not just *at home in the country* (i.e., in its RLEC and RLEC "edge-out" markets); its record of operating and financial results is one of the most *distinguished* among all size telecommunications companies, either rural or urban.

The RLEC sector has emerged as an industry sweet spot. CTE is recognized as a *model* RLEC. That's a timely and enviable combination. This is one dandy duck.

IN THE COUNTRY.


258.8
276.8
296.7
315.7
330.7
97 98 99 00 01

CT
TOTAL NUMBER OF ACCESS LINES
(in Thousands)


$144.5
$155.3
$169.3
$182.2
$189.3
97 98 99 00 01

CT
REVENUES
($ in Millions)


$80.9
$88.8
$99.7
$111.8
$120.9
97 98 99 00² 01

CT
EBITDA[1]
($ in Millions)


56%
57%
59%
61%
64%
$80.9
$88.8
$99.7
$111.8
$120.9
97 98 99 00² 01

CT
EBITDA[1] AND EBITDA MARGIN
($ in Millions)

EBITDA EBITDA Margin

[1] Earnings before interest, taxes, Voluntary Employee Retirement Program, restructuring charges (reversals), depreciation and amortization, other income (expense) and equity in income of unconsolidated entities

[2] Excludes a one-time, substantially non-cash severance charge of $1.7 million in 2000

ACCESS LINES: AT CT, WE'VE HATCHED THEM LEFT AND RIGHT.

As Commonwealth Telephone Company enters its 105th year of operation, it has reason to crow...er, make that quack. Not only has the rural local exchange carrier ("RLEC") sector advanced to the forefront of the telecommunications industry, CT has firmly established itself as a preeminent RLEC "story" in the sector.

CT's proven record of access line growth, EBITDA growth, EBITDA margin expansion and customer service excellence has defined it as a standout RLEC operation.


CT
WILKES-BARRE CENTER
NO TURN ON RED
Main

A LEADER AMONG RLECs:

CT PRODUCES INDUSTRY-LEADING RESULTS.

Rock-solid consistency. It is, perhaps, the single most apt phrase to describe the operational and financial performance of Commonwealth Telephone Company. CT has built a proven record of results quarter after quarter and year after year. CT's performance in 2001 – it's no stretch to describe it as "just ducky" – further cemented its position as one of the leading RLECs in the sector.

CT has long been both efficient and profitable. The year 2001 was no exception. Solid and steady, CT marched forward with impressive access line, revenue and EBITDA growth, while expanding its EBITDA margin to record levels, achieving a 2001 full-year EBITDA margin of 64%.

In a year in which the growth of the national economy took a downturn – and competitive urban telecommunications battlegrounds continued to heat up – RLECs emerged as a bright spot in the telecommunications industry, with Commonwealth Telephone Company continuing to set the pace as one of the leading RLECs in the sector.

CT was again among the industry leaders in switched access line growth. CT added 14,997 lines during the year, a growth rate that, at 5%, compared favorably to the access line growth rates of local exchange companies of any size, both rural and urban. CT's access line growth was driven by a combination of residential additional lines and expansion in business lines. By reaching 39% at year-end, CT's residential additional line penetration results led the industry.

< Commonwealth Telephone Company's new headquarters in Wilkes-Barre, PA



Access line growth notwithstanding, it was CT's EBITDA growth and EBITDA margin expansion that were the bottom-line indicators of CT's success in 2001. CT's 2001 full-year EBITDA reached $121 million, a growth rate of 8%[1] versus 2000. CT's EBITDA margin expanded by 350 basis points to 64%, making CT one of the most profitable local exchange carriers in the industry.

Taking a duck's-eye view of the rural telecommunications market, some of the very factors that make rural markets (versus urban markets) less attractive to others are, in fact, the core of CT's strengths. Rural markets are sometimes viewed as slower growth markets. CT views its rural market as not only attractive, but also less susceptible to economic downturns. Competitors view rural market entry as economically unattractive, while CT has proven that its rural market can produce impressive financial results. CT's modern network, breadth of service offerings, low relative rates and customer service excellence combine to generate attractive rural market returns – and to fortify the company's market position, cultivate satisfied customers and boost cash flow. From CT's perspective, the rural marketplace offers a wealth of opportunity to enhance shareholder value.

As CT turns the corner into 2002, it is exceptionally well positioned to continue flying in a lead position of the RLEC formation. CT is highly focused on EBITDA growth and on maintaining the record EBITDA margin it achieved in 2001.

1 Excludes a one-time, substantially non-cash severance charge of $1.7 million recorded in 2000

< Robert Sayre, CT Cable Technician, Dallas, PA

CTSI:
SMOOTH

With the pinpoint accuracy of a duck descending into the perfect pond, CTSI has landed right smack in the middle of its target. What target? A successful return to its roots as an RLEC "edge-out" operation. It's a strategy aimed squarely at competing and winning in the denser, urban markets adjacent to Commonwealth Telephone Company's rural footprint.

With renewed and reinvigorated focus, CTSI has proven that its redirected strategy was not only timely, it also set the stage for a dramatic breakout year in 2001. As 2001 dawned, CTSI's RLEC "edge-out" operation emerged as a member of an exclusive group of companies in the telecommunications industry: competitive service providers (rural or urban) with positive EBITDA. Very splashy.


18.0
41.0
73.7
97.2
112.4
97 98 99 00 01

CTSI[1]
CUMULATIVE ACCESS LINES INSTALLED
(in Thousands)


$11.0
$27.4
$46.2
$59.9
$77.0
97 98 99 00 01

CTSI[1]
ANNUAL REVENUE RUN RATE
(Fourth Quarter Annualized / $ in Millions)


$(9.9)
$(6.5)
$(1.6)
$2.8
$19.4
97 98 99 00 01

CTSI[1]
EBITDA[2]
($ in Millions)


$1.6
$2.9
$4.2
$5.7
$6.6
11%
17%
23%
30%
34%
4Q 00
1Q 01
2Q 01
3Q 01
4Q 01

CTSI[1]
EBITDA[2] AND EBITDA MARGIN
($ in Millions)

EBITDA ▯ EBITDA Margin -O-

[1] CTSI "edge-out" markets only

[2] Earnings before interest, taxes, Voluntary Employee Retirement Program, restructuring charges (reversals), depreciation and amortization, other income (expense) and equity in income of unconsolidated entities

LANDING

IN A FRIENDLY ENVIRONMENT.



"EDGE-OUT"

CTSI



BREAKING FROM THE FLOCK:

CTSI'S EBITDA GROWTH AND MARGINS SET THE STANDARD.

CTSI began 2001 with an objective of enhancing its operating and financial performance[1] in the near term and, in particular, growing its EBITDA. CTSI delivered across the board, distinguishing itself as one of the most successful RLEC "edge-out" operations in the industry. Simply stated, CTSI is one duckling that came of age last year.

The most striking aspect of CTSI's performance in 2001 was its dramatic year-over-year increase in EBITDA and EBITDA margin. Having passed the positive EBITDA inflection point for the first time in 2000 with full-year EBITDA of nearly $3 million, CTSI recorded more than a six-fold increase in EBITDA in 2001, achieving EBITDA of just over $19 million – an impressive accomplishment in any business, let alone in the competitive telephone service business over the past year. Further, CTSI's full-year 2000 EBITDA margin of 5% expanded to a level of 27% for full-year 2001; likewise, an exceptional accomplishment by any measure.

Although this stellar performance can be attributed to a variety of factors, perhaps foremost was CTSI's redirected attention and focus on its original three RLEC "edge-out" markets: Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York. CTSI leveraged all of its resources to enhance its operating and financial performance, including its network, direct sales force, provisioning and customer service capabilities. As a facilities-based service provider in a capital-intensive industry, in 2001 CTSI realized the benefits of leverage inherent in a fully built-out, fiber-rich network backbone.

[1] The results discussed reflect only the performance of CTSI's "edge-out" markets.

< Raymond Ercolani, CTSI Systems Professional II, Wilkes-Barre, PA

CTSI



This past year, CTSI's capital appetite was significantly lower than in prior years, and virtually all CAPEX deployed was success-based in support of access line growth. CTSI also leveraged its fully up-and-running direct sales force and its experienced back office operation. In addition, CTSI channeled efforts into improving quality and efficiency across its entire organization.



Daniel Sutherland (left), Systems Professional, and Brian Ballard (right), Systems Professional II, at the CTSI customer site of Franklin & Marshall College, Lancaster, PA

At year-end 2001, the conclusion of its fifth full year of operation, CTSI had installed 112,396 switched access lines in its RLEC "edge-out" markets. Of these lines, over 85% served businesses, nearly 50% were served exclusively by CTSI's owned network facilities and 96% were served by CTSI-owned switches. Today, CTSI can claim some of the shortest provisioning intervals among all competitive telephone service providers, as well as some of the lowest churn rates, some of the highest toll and long-distance take rates, and some of the longest average contract term lengths in the competitive telephone service industry. All of these are metrics that either result in, or are indicative of, satisfied customers.

Focused. Operationally sound. Financially strong. CTSI has built a distinguished record of performance. In a year in which a large number of competitive telephone service providers struggled to get off the ground, CTSI soared.

< Marlin Stone, CTSI Systems Professional II, Harrisburg, PA

CUSTOMER SERVICE: AT CTE, ACTIONS SPEAK

LOUDER THAN WORDS.

When you think of customer service in the telecommunications industry, you may conjure up thoughts of long telephone hold times and missed installation appointments. Not at CTE. If there's one thing that ruffles our feathers, it's the thought of not having every single customer delighted with the service we provide.

At CTE, customer service is a focal point, because we have long recognized that without satisfied customers, we have no business.

Across the telecommunications industry, most every company will tout their customer service excellence. At CTE, we let our actions and accomplishments speak for themselves.

For starters, Commonwealth Telephone Company has been recognized by the Pennsylvania Public Utility Commission as having the lowest level of justified complaints per 1,000 switched access lines among the state's largest telephone service providers in six of the past seven years (and 10 of the past 12). That is empirical evidence. And this record of customer service excellence was achieved in comparison to some of the industry giants who operate substantial local exchange carrier operations in Pennsylvania, including Verizon (the former Bell Atlantic and GTE Pennsylvania properties), Alltel and Sprint. That's something to quack about.

It's no coincidence that CT's relative customer service strength versus Pennsylvania's other large local service providers has fostered the opportunity for CTE to "export" these capabilities (in the form of CTSI) and acquire customers in the "edge-out" territories adjacent to CT's established footprint. Customers like choice and they will respond to differentiated customer service. CTSI prides itself on providing that differentiated customer service, and on meeting and exceeding the expectations of its customers every day. In a competitive environment, this is essential. And as CTSI completes its fifth year of operation, it can claim some of the lowest service provisioning intervals in the industry.

CTSI's desire to challenge the customer service excellence standard set by CT – a healthy sibling rivalry, if you will – has resulted in a customer service capability that underpins its proven record of growing access lines, revenues and EBITDA, and expanding its EBITDA margins to industry-leading levels.




JACK FLASH®

LIKE A DUCK, THE WEB IS PART OF OUR ANATOMY.

Through our Jack Flash® and epix® Internet Services product offerings, CTE's customers are well connected – or, should we say, web connected. Together, these advanced services enhance the overall product offerings of CT and CTSI.

Jack Flash®, a broadband data service, utilizes DSL technology to deliver high-speed Internet access and digital connectivity solutions. Jack Flash® brings high-speed data, video and audio to residences and businesses over ordinary copper telephone lines, and meets the needs of our customers with a variety of upstream and downstream speed combinations and pricing alternatives. At year-end 2001, Jack Flash® had 7,031 DSL subscribers in the areas of CT and CTSI where it is marketed. The majority of these subscribers were in CT's RLEC footprint, where greater than 70% of CT's residences and business establishments are located within DSL-capable areas.

In 2001, CTE also received recognition for the innovative marketing of this leading-edge technology. Contrary to the image of a plain, old-fashioned telephone company, CTE's Jack Flash® marketing campaign features superhero Jack Flash®, a cyber-avenging comic book character out to rid the world of slow, unreliable Internet service. The Direct Marketing Association recognized the campaign as one of the top integrated direct marketing programs in the nation for its strategy, creativity and results. In another honor, the Web Marketing Association recognized the complementary Jack Flash® web site (www.jackflash.com) as the "Best Internet Service Provider Web Site."

epix® Internet Services ("epix®"), CTE's Internet service provider ("ISP"), markets a variety of dial-up and high-speed dedicated Internet access products, as well as web page development and hosting packages, to meet the demands of our customers. The advanced data network and technical expertise of epix® position it as a premier ISP in the markets it serves. With 46,351 dial-up subscribers, epix® plays a pivotal role in delivering a full range of Internet services to residences, businesses, educational institutions and municipalities across the service territories of CT and CTSI where it is marketed. In 2001, epix® increased the number of "free" web-enabled e-mail boxes offered to epix® dial-up and Jack Flash® subscribers to five, enhanced its billing system, upgraded its data backup capabilities and increased its data storage capacity – all actions aimed at protecting and growing its customer base and making epix® the quality web connection choice in its markets.



ALIGNED FOR THE FUTURE.

CTE has taken flight. The year 2001 was exceptional...a year in which CT further entrenched itself as an RLEC leader, and CTSI emerged as a distinguished RLEC "edge-out" powerhouse. And although the recent past is an impressive chapter, we are focused on our future performance and the realization of our potential and the creation and delivery of value to our equity shareholders.

A year ago, we told you that "our focus is on EBITDA growth – plain and simple." In 2001, we delivered. As we take flight in 2002, our focus remains resolute – EBITDA growth, plain and simple. We have the people, the assets, the financial strength and the market position to deliver on our promises. We know that our performance – right here, right now – is our first priority.

The RLEC sector has moved to the industry forefront, and CTE is at its vanguard. We're excited about the future. Our plans are developed, our focus is steadfast, our desire to build value is unswerving, and our collective drive and enthusiasm for success is fervent; in short, we believe our ducks are perfectly aligned.

FINANCIAL TABLE OF CONTENTS

(Dollars in Thousands, Except Per Share Data)

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and we intend that such forward-looking statements be subject to these safe harbors. These statements are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect" or similar statements. Our forward-looking statements involve risks and uncertainties that could significantly affect expected results in the future differently than expressed in any forward-looking statements we have made. These risks and uncertainties include, but are not limited to:

- uncertainties relating to our ability to further penetrate our markets and the related cost of that effort;
- economic conditions, acquisitions and divestitures;
- government and regulatory policies;
- the pricing and availability of equipment, materials and inventories;
- technological developments; and
- changes in the competitive environment in which we operate.

Additional factors that could cause or contribute to such differences are discussed elsewhere in this report. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, we cannot provide any assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future events, plans or expectations that we contemplate will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto:

OVERVIEW

History – We began operations as Commonwealth Telephone in 1897 with the construction of a telephone line between two rural farms in Pennsylvania. In 1928, a prominent Pennsylvania family acquired Commonwealth Telephone and continued to grow the company through acquisition and internal growth. The company went public in 1952, but the family continued to hold a controlling stake. In the 1980's, the company expanded beyond wireline telephone into cable, cellular, paging and other telecommunications related services through acquisition and business development. In 1986, the controlling family implemented a dual class voting structure in order to strengthen its control, with the common stock having one vote per share and class B common stock having 15 votes per share. In 1993, the controlling family sold its ownership interest to a subsidiary of Peter Kiewit Sons', which has since become Level 3 Communications. In 1997, Commonwealth Telephone implemented a spin-off of certain operations into two new public companies, a bundled telecommunications provider (RCN Corporation) and a cable television operator (Cable Michigan, Inc.). At the conclusion of the spin-off, we became the public company that currently exists as Commonwealth Telephone Enterprises, Inc. ("CTE," "we," "us" or "our").

Segments – Our two primary operations are Commonwealth Telephone Company ("CT"), which is a rural local exchange carrier ("RLEC"), and CTSI, LLC ("CTSI"), which is a competitive local exchange carrier ("CLEC"). We also have another business segment labeled "Other," which is comprised of telecommunications-related businesses that all operate in the deregulated segments of the telecommunications industry and support the operations of our two primary operating companies. These support businesses are epix® Internet Services ("epix"), a rural Internet service provider; Jack Flash® ("Jack Flash"), a broadband data service that uses DSL technology to offer high-speed Internet access and digital connectivity solutions; Commonwealth Communications ("CC"), a provider of telecommunications equipment and facilities management services; and Commonwealth Long Distance Company ("CLD"), a facilities-based long-distance reseller. Both epix and Jack Flash results included in Other represent the portion of these businesses in our RLEC's territory. Other also includes our corporate financing entity.

As of December 31, 2001, our RLEC served over 330,000 switched access lines. In 1997, we formally launched our facilities-based CLEC. Our CLEC operates in three "edge-out" regional Pennsylvania markets that border our RLEC's markets and that we believe offer attractive market demographics such as higher population density and a higher concentration of businesses. Our CLEC served over 112,000 switched access lines as of December 31, 2001, which were mainly business customers. Beginning in 1998, our CLEC expanded beyond its original three "edge-out" markets into five additional expansion markets in Pennsylvania, New York, Ohio and West Virginia. At the end of 2000, we developed an exit strategy for these "expansion" markets in order to refocus our attention on our three original "edge-out" markets. This strategy has allowed us to grow our adjusted EBITDA and significantly reduced our capital needs. We had completed our withdrawal from these markets by June 30, 2001.

Revenue – Our RLEC revenue is derived primarily from access, local service, enhanced services and intraLATA toll. IntraLATA toll revenue is derived from customers who have chosen us to provide intrastate long-distance service. Access revenue consists primarily of charges paid by long-distance companies for access to our network in connection with the completion of long-distance telephone calls. Local service revenue consists of charges for local exchange telephone services, including monthly tariffs for basic local service. Enhanced services revenue is derived from service for special calling features, such as Caller ID and Call Waiting.

Our CLEC revenue is derived primarily from access, local service, point-to-point circuit, Internet access, DSL, local long-distance and long-distance service revenue. Access revenue consists primarily of charges paid by long-distance companies and other non-CLEC customers for access to our network in connection with the completion of long-distance telephone and local calls and the delivery of other services. Local service revenue consists of charges for local exchange telephone services, including monthly recurring charges for basic services and special calling features. Competitive access revenue consists of charges for point-to-point connections. Internet access revenue consists of charges for dial-up Internet access provided to CTSI customers. DSL revenue consists of charges for high-speed Internet access and digital connectivity solutions provided to CTSI customers. Long-distance revenue consists of charges for long-distance service paid by CTSI customers.

Our "Other" business segment includes a portion of the revenue from epix® Internet Services and Jack Flash® and all of the revenues from Commonwealth Communications and Commonwealth Long Distance Company. epix revenue for this segment consists of dial-up Internet access revenue charges from customers within the RLEC service territory and non-CTSI customers outside the RLEC territory. Jack Flash revenue for this segment consists of charges for DSL service from customers within the RLEC service territory. Commonwealth Communications generates revenue primarily from telecommunications projects including installation of PBX systems for business customers, cabling projects and telecommunication systems design. Commonwealth Long Distance primarily derives its revenue from long-distance customers within the RLEC operating territory.

Operating Costs – Our operating costs and expenses for each of our segments primarily include access charges and other direct costs of sales, payroll and related benefits, selling and advertising, software and information system services and general and administrative expenses. These costs have increased over time as we have grown our operations and revenues. We expect these costs to continue to increase as our revenue growth continues, but generally at a slower rate than revenue growth. Our CLEC also incurs additional costs related to leased local loop charges associated with providing last mile access, circuit rentals, engineering costs, colocation expense, terminating access for local calls and long-distance expense. Commonwealth Long Distance also incurs long-distance expense associated with purchasing long-distance minutes on a wholesale basis from a third party provider. Commonwealth Communications also incurs expenses primarily related to equipment and materials used in the course of the installation and provision of service.

Capital Expenditures – We incur line-related capital expenditures associated with access line growth, maintenance expenditures for upgrading existing facilities and costs related to the provisioning of DSL services in our RLEC and CLEC territories. Capital expenditures associated with access line growth, comprising a significant portion of our overall capital spending, are success-based and therefore result in incremental revenue.

SELECTED SEGMENT DATA

Adjusted EBITDA – We provide as supplemental data our adjusted EBITDA on both a consolidated and segment basis. We define adjusted EBITDA as earnings before interest, taxes, voluntary employee retirement program, restructuring charges (reversals), depreciation and amortization, other income (expense) and equity in income of unconsolidated entities. We believe that adjusted EBITDA is an additional measure of operations that (1) gauges the performance of our business; and (2) may provide investors and research analysts with a benchmark against certain other communications companies. Adjusted EBITDA is not a measurement under U.S. Generally Accepted Accounting Principles (GAAP) and may not be comparable to other similarly titled measures of other companies.

Pro Forma Data – The pro forma data presented gives effect to CTSI's exit from five expansion markets. The pro forma data is calculated by eliminating sales, identifiable direct operating expenses and restructuring charges (reversals) related to our operations in the expansion markets for the periods presented. However, the pro forma data is not necessarily indicative of the results we would have achieved had we actually completed the exit before January 2001, or of our results of future operations.

We have included certain segment financial data in the tables below. Such detail includes information on a pro forma basis to reflect the exit from the expansion markets.

DATA TABLES:

SALES:

For the Years Ended December 31,	2001	2000	1999	Pro forma 2001[1]
CT	**$189,264**	$182,223	$169,313	$189,264
CTSI – edge-out	**73,061**	53,143	37,583	73,061
CTSI – expansion	**5,563**	12,413	4,901	—
Total CTSI	**78,624**	65,556	42,484	73,061
Other	**38,726**	43,270	49,095	38,726
Total	**$306,614**	$291,049	$260,892	$301,051

OPERATING INCOME (LOSS):

For the Years Ended December 31,	2001	2000	1999	Pro forma 2001[1]
CT	**$ 78,713**	$ 73,021	$ 66,664	$ 78,713
CTSI – edge-out	**2,540**	(8,252)	(8,455)	2,540
CTSI – expansion	**6,637***	(121,362)*	(8,197)	—
Total CTSI	**9,177**	(129,614)	(16,652)	2,540
Other	**(11,129)**	(6,427)	(248)	(11,129)
Total	**$ 76,761**	$(63,020)	$ 49,764	$ 70,124

[1] The pro forma data is calculated by eliminating sales, identifiable direct operating expenses, and restructuring charges (reversals) related to our operations in the expansion markets for the periods presented.

*Year ended December 31, 2001 includes restructuring reversals of $9,287. Year ended December 31, 2000 includes a restructuring charge of $99,713.

ADJUSTED EBITDA:

For the Years Ended December 31,	2001	2000	1999	Pro forma 2001[1]
CT	$120,906	$110,049	$99,717	$120,906
CTSI – edge-out	19,402	2,814	(1,568)	19,402
CTSI – expansion	(2,650)	(16,168)	(5,980)	—
Total CTSI	16,752	(13,354)	(7,548)	19,402
Other	(214)	(1,574)	3,101	(214)
Total	$137,444	$ 95,121	$95,270	$140,094

ACCESS LINES:

as of December 31,	2001	2000	1999	Pro forma 2001[1]
CT access lines	330,666	315,669	296,689	330,666
CTSI edge-out access lines	112,396	97,174	73,739	112,396
CTSI expansion access lines	—	25,373	10,809	—
Total CTSI access lines	112,396	122,547	84,548	112,396
Total	443,062	438,216	381,237	443,062

[1] The pro forma data is calculated by eliminating sales, identifiable direct operating expenses, and restructuring charges (reversals) related to our operations in the expansion markets for the periods presented.

2001 vs 2000

For the year ended December 31, 2001, our consolidated sales increased 5.3% to $306,614. Higher sales at CT of $7,041 and CTSI of $13,068 contributed to the increase, but were partially offset by a decline in Other sales of $4,544. Operating income increased $139,781 primarily as a result of the restructuring charge of $99,713 that we recorded in the fourth quarter 2000 in connection with the restructuring of CTSI, the reversals in 2001 of $6,252 of restructuring charges and gain on sale of a portion of our assets in the New York expansion markets of $3,035 and a decrease in costs and expenses of $25,958 primarily due to our exit from the CTSI expansion markets. This increase in operating income was partially offset by an increase in depreciation expense of $6,154 and a charge of $5,388 recorded in connection with the Voluntary Retirement Program that was initiated in December 2001. Net income increased by $98,581 in 2001 primarily due to the increase in operating income and a decrease in interest expense of $2,623, partially offset by an increase in income taxes of $43,221. Net income (loss) was $43,132 or $1.83 per diluted share and ($55,449) or ($2.46) per diluted share for the years ended December 31, 2001 and 2000, respectively.

Commonwealth Telephone Company – CT's sales were $189,264 and $182,223 for the years ended December 31, 2001 and 2000, respectively. The sales increase of $7,041 or 3.9% is primarily attributable to increases in access revenue of $6,012 and local service revenue of $1,064. The increase in access revenue is primarily due to increased state access revenue of $3,190 resulting from an increase in intraLATA and ITORP terminating minutes, partially offset by a reduction in the state tax adjustment surcharge. Interstate access revenue increased $2,833 primarily as a result of an increase in the National Exchange Carrier Association ("NECA") per line rates. The increase in local and access revenue is also the result of an increase in access lines of 14,997 or 4.8%. The increase in CT's access lines is primarily due to the successful marketing of residential additional lines, resulting in increased residential additional line penetration from 35.2% in 2000 to 39.4% in 2001. CT also experienced a 7.5% growth in the number of business lines installed. Overall growth in access lines is expected to be lower in 2002. In addition, enhanced service revenue increased $945 or 10.3% primarily as a result of Caller ID and custom calling features. Toll revenue decreased $1,671 primarily as a result of a loss of market share due to customers selecting alternate service providers with lower rate offerings and attractive calling packages offered by several non-wireline providers in certain areas of CT's territory. We expect this trend to continue.

CT's costs and expenses, excluding depreciation, amortization, management fees, restructuring charges (reversals) and voluntary employee retirement program ("costs and expenses") were $67,158 and $70,974 for the years ended December 31, 2001 and 2000, respectively. CT's costs and expenses decreased $3,816 or 5.4% as a result of favorable reductions in Pennsylvania capital stock tax and PURTA taxes. Also contributing to the decrease are lower costs associated with reduced intraLATA toll minutes and a portion of the expenses charged in 2000 associated with the separation of CTE's former president and chief executive officer that did not recur in 2001. These decreases are partially offset by an increase in payroll and benefits resulting from annual salary increases and quarterly performance-based incentives and higher costs associated with increased penetrations of enhanced services, particularly Caller ID and higher information systems charges due to increased capacity requirements.

CTSI – CTSI sales were $78,624 (edge-out $73,061; expansion $5,563) and $65,556 (edge-out $53,143; expansion $12,413) for the years ended December 31, 2001 and 2000, respectively. This increase of $13,068 (edge-out $19,918; expansion ($6,850)) in local service, access and customer point-to-point circuit revenues is principally a result of CTSI's continued penetration in the Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York, PA markets, the original three edge-out CLEC markets. At December 31, 2001, CTSI edge-out markets had 112,396 installed access lines as compared to 97,174 at December 31, 2000, an increase of 15,222 or 15.7%. Overall growth in access lines is expected to be lower in 2002. Also contributing to the increase in revenue was an increase in ISP traffic and recurring trunking charges. For the year ended December 31, 2001, CTSI recorded $10,242 or 14.0% of its edge-out market revenues from compensation revenue associated with ISP traffic, as compared to $4,026 or 7.6% for the same period last year.

Costs and expenses were $61,476 (edge-out $53,263; expansion $8,213) and $78,585 (edge-out $50,004; expansion $28,581) for the years ended December 31, 2001 and 2000, respectively. The decrease of $17,109 (edge-out $3,259; expansion ($20,368)) is primarily due to the decline in the expenses of the expansion markets due to our exit from those markets. The increase in costs in the edge-out markets is due to increased sales associated with continued market penetration. These costs and expenses represent employee-related costs, circuit rentals, long-distance expense, information system costs, bad debt expense and terminating access from independent local exchange carriers.

Other – Other sales were $38,726 and $43,270 for the years ended December 31, 2001 and 2000, respectively. The decrease of $4,544 or 10.5% is primarily due to a decrease in CC and CLD sales, offset by an increase in DSL and epix sales.

CC sales decreased $4,331 or 21.2% primarily due to a decrease in non-recurring Premises Distribution Systems cabling sales. The operating results of CC are subject to fluctuations due to its less predictable revenue streams, market conditions and the effect of competition on margins. epix sales increased $638 or 4.6% versus 2000 due to an increase in Internet fees from the growth of DSL customers. In the second half of 1999, we commenced offering our DSL product line, Jack Flash. At December 31, 2001, Jack Flash had a total of 7,031 installed DSL subscribers as compared to 4,002 at December 31, 2000, contributing to its increase in revenue of $1,295. CLD sales declined $2,146 or 25.8% as a result of customers switching to alternate long-distance service providers due to CLD's above-average long-distance rates, a trend we expect to continue.

Other costs and expenses were $39,336 and $44,369 for the years ended December 31, 2001 and 2000, respectively. CC costs and expenses were $15,016 and $19,065 for the years ended December 31, 2001 and 2000, respectively. The decrease of $4,049 is the result of decreased costs associated with a decrease in sales. epix costs and expenses decreased $14. Costs and expenses related to Jack Flash were $3,522 in 2001 as compared to $1,689 in 2000, resulting from an increase in installed subscribers, marketing expenses associated with the launching of this product and an increase in the number of employees focused on Jack Flash. CLD costs and expenses decreased $901 or 12.0% due primarily to the decrease in sales.

Management Fees – Management fees were $1,200 and $2,000 for the years ended December 31, 2001 and 2000, respectively. The decrease of $800, or 40.0%, is due to the transition of certain services to CTE in 2001.

Adjusted EBITDA (Earnings before interest, taxes, voluntary employee retirement program, restructuring charges (reversals), depreciation and amortization, other income (expense) and equity in income of unconsolidated entities) – Adjusted EBITDA was $137,444 and $95,121 for the years ended December 31, 2001 and 2000, respectively. The increase of $42,323 or 44.5% is primarily due to lower costs and expenses, resulting from our exit from the CTSI expansion markets, and increased consolidated sales.

Depreciation and Amortization – Depreciation and amortization primarily reflects depreciation on telephony operating plant. Depreciation and amortization was $64,582 and $58,428 for the years ended December 31, 2001 and December 31, 2000, respectively. The increase is due primarily to a higher depreciable plant balance as a result of CT and CTSI capital expenditures in 2000 and 2001.

Restructuring Charges (Reversals) – In December 2000, we initiated an exit strategy for CTSI to reduce its network expansion plan from a total of eight markets to three markets. This strategy was aimed at focusing on the three "edge-out" markets adjacent to CT's rural footprint. These edge-out markets encompass the Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York, PA markets. Related to this strategy, we recorded an estimated restructuring charge of $99,713 (pre-tax) and $64,813 (after-tax), or ($2.79) (after-tax) per common share (including effects of anti-dilutive options). CTSI had completed its withdrawal from the five non-"edge-out" expansion markets (suburban Philadelphia, PA; Binghamton, NY; Syracuse, NY; Charleston/Huntington, WV; and Youngstown, OH) by June 30, 2001.

During December 2000, we reduced our workforce by approximately 220 employees and as of December 31, 2001 we reduced our workforce by an additional 33 employees who had remained to facilitate the transition of customers to other service providers. No further workforce reductions as a result of this restructuring will occur. Compensation cost related to these employees for the year 2000 was approximately $7.5 million. Compensation costs related to the remaining 33 employees in 2001 was approximately $0.8 million.

Employee termination benefits associated with this workforce reduction and included in the restructuring charge was $2,628. As of December 31, 2001, $2,534 had been paid to this liability and the remaining $94 reversed.

Also included in accrued restructuring expenses as of December 31, 2000 were estimated incremental costs associated with financial advisory, legal and other fees of $3,189, net of cash payments of $311. In the twelve months ended December 31, 2001, $1,017 was paid with $1,600 reversed in the second quarter of 2001 as a result of favorable negotiations of commitments.

Additionally, other exit costs associated with terminating customer contracts, committed purchases of equipment, building and circuit lease terminations, asset removal and site restorations were estimated to be $17,580. As of December 31, 2001, $6,213 has been paid. In the second quarter 2001, $1,810 associated with a canceled committed equipment purchase that was favorably negotiated was reversed. In the three months ended September 2001, as a result of the sale of certain assets and the assignment of certain leases to another CLEC, we reversed $2,233 of these charges. In the fourth quarter 2001, $515 was reversed due to a favorable building lease settlement.

We expect the majority of the remaining liabilities to be utilized in 2002. Any funding associated with the reduction of the outstanding liabilities at December 31, 2001 of $7,381 will come from cash flow from operations or existing credit facilities.

The restructuring charge as of December 31, 2000 included $73,994, net of estimated salvage value, for the write-down of assets included in property, plant and equipment. Estimated salvage values were based on estimates of proceeds from the sale of the affected assets, offset by costs of removal. These assets primarily relate to switching, central office equipment and outside communications plant physically located in the exited markets. In July 2001, another CLEC purchased a portion of our assets in the New York expansion markets at amounts higher than estimated, resulting in a gain of $3,035.

No depreciation expense was recorded for the expansion markets in 2001. Depreciation expense incurred for the expansion markets was approximately $5.5 million and $2.2 million for 2000 and 1999, respectively. No further depreciation expense will be incurred for these expansion market assets.

The restructuring charge also included $2,011 related to the write-down, net of estimated salvage value, of assets included in inventory to be sold or disposed of in connection with the restructuring.

The write-down of the assets to be disposed of was a direct result of our unwillingness to incur the capital requirements necessary to grow these markets and make them profitable; and accordingly, no future cash flows from these assets could be anticipated. Excluding the expansion market assets, we are not aware of any events or circumstances that would suggest the carrying amount of our remaining assets would not be recoverable.

The key elements of the restructuring charge recorded in December 2000 were:

	Employee Termination Benefits	Contract Terminations	Assets, Disposal and Removal Costs	Other	Total
Employee termination benefits	$ 2,628				$ 2,628
Contract terminations and settlements		$15,294			15,294
Removal and restoration costs			$ 2,286		2,286
Write-down of assets			76,005		76,005
Investment advisory and other fees				$3,500	3,500
Total restructuring charges	$ 2,628	$15,294	$78,291	$3,500	$99,713

Accrued restructuring expense comprises the following:

	2000			2001		
	Provision	Payments	Balance December 31,	Payments	Reversal of Provision	Balance December 31,
Employee termination benefits	$ 2,628	$(1,572)	$ 1,056	**$ (962)**	**$ (94)**	**$ —**
Contract terminations and settlements	15,294	—	15,294	**(5,150)**	**(3,788)**	**6,356**
Removal and restoration costs	2,286	—	2,286	**(1,063)**	**(770)**	**453**
Investment advisory and other fees	3,500	(311)	3,189	**(1,017)**	**(1,600)**	**572**
Total accrued restructuring expenses	$23,708	$(1,883)	$21,825	**$(8,192)**	**$(6,252)**	**$7,381**

Voluntary Employee Retirement Program – On December 12, 2001, we initiated a Voluntary Retirement Program ("VRP"). The program was offered to certain eligible employees across all of our operations. The VRP is largely being funded from pension assets and therefore nearly 80% of the cost is non-cash. Since the deadline related to this program extended into 2002, and because only a portion of the eligible employees had made a decision to accept this program prior to year-end 2001, approximately 70% of the total VRP costs have been recorded in the 2001 fourth quarter. We recorded a charge of $5,388 ($3,502 after-tax) in 2001. The remaining 30% or approximately $2,333 ($1,516 after-tax) of the VRP costs will be recorded in the first quarter of 2002. The VRP costs of $5,388 represent $4,120 of non-cash charges related to pension enhancement, social security supplements and vacation benefits. Other VRP program costs of $1,268 relate to medical insurance and other program expenses. As a result of the VRP, we expect to reduce our headcount by approximately 100 employees, or approximately 7% of our overall workforce. The results of this program will be an improved alignment of our workforce, allowing us to achieve increased efficiency and reduced costs.

Interest Expense – Interest expense includes interest on CT's mortgage note payable to CoBank, ACB (formerly National Bank for Cooperatives) ("CoBank"), interest on CTE's revolving credit facility and amortization of debt issuance costs. We used interest rate swaps on $130,000 of floating rate debt to hedge against interest rate exposure. Interest expense was $18,348 for the year ended December 31, 2001 as compared to $20,971 for the year ended December 31, 2000. The decrease of $2,623 is due to lower interest rates on variable rate debt not subject to interest rate swaps and lower debt outstanding.

Income Taxes – Our effective tax rates were 32.6% and 28.7% for the years ended December 31, 2001 and 2000, respectively. The lower rate in 2000 is due primarily to the significant losses recorded by CTSI resulting from the restructuring and the associated charge to income. We estimate that had the restructuring and associated charge not occurred, our effective tax rate would have been approximately 57%. Our exit from the expansion markets and CTSI's edge-out market profitability allowed us to reduce our 2001 effective tax rate to approximately 43% before the implementation of our other tax strategies. The further reduction in the 2001 effective rate is due to year-to-date tax benefits of approximately $7.3 million recorded as a result of tax strategies implemented during the year. These strategies included allowing the state of Pennsylvania tax losses of CTSI to be offset against state of Pennsylvania taxable income of CT. Also, CT has taken advantage of certain tax incentives offered by the state of Pennsylvania aimed at attracting business into certain areas of qualifying cities in the state. In addition, the 2001 effective tax rate reflects the utilization of deferred tax assets that were not realizable prior to the implementation of these strategies. As a result of these tax strategies, we anticipate our 2002 effective tax rate to be approximately 40%, which reflects continued savings from these tax strategies. For an analysis of the change in income taxes, see Note 11 to the Consolidated Financial Statements.

2000 vs 1999

For the year ended December 31, 2000, our consolidated sales increased 11.6% and were $291,049 and $260,892 for the years ended December 31, 2000 and 1999, respectively. Higher sales at CT of $12,910 and CTSI of $23,072 contributed to the increase. Operating income decreased $112,784 primarily as a result of the restructuring charge of $99,713 and an increase in costs and expenses of $33,540 and depreciation expense of $12,922. This decrease in operating income was partially offset by the sales increase and a reduction in management fees of $3,234. Net income decreased by $77,421 primarily due to the decrease in operating income and an increase in interest expense of $6,572, partially offset by a decrease in income taxes of $40,606. Net (loss) income was ($55,449) or ($2.46) per diluted share and $21,972 or $0.95 per diluted share for the years ended December 31, 2000 and 1999, respectively.

Commonwealth Telephone Company – CT's sales were $182,223 and $169,313 for the years ended December 31, 2000 and 1999, respectively. The sales increase of $12,910 or 7.6% is primarily attributable to increases in access revenue of $9,870 and local service revenue of $3,810. The increase in access revenue is primarily due to increased state access revenue of $6,365 resulting from an increase in intraLATA minutes. Interstate access revenue increased $3,500 as a result of increased minutes. The increase in local and access revenue is primarily the result of an increase in access lines of 18,980 or 6.4%. The increase in CT's access lines is primarily due to the successful marketing of residential additional lines, resulting in increased residential additional line penetration from 27.6% in 1999 to 35.2% in 2000. In addition, enhanced service revenue increased 22.1% primarily as a result of Caller ID and custom calling features. Toll revenue decreased $1,331 primarily as a result of a loss of market share due to customers selecting alternate service providers with lower rate offerings.

CT's costs and expenses were $70,974 and $66,176 for the years ended December 31, 2000 and 1999, respectively. CT's costs and expenses increased $4,798 or 7.3% as a result of an increase in payroll and benefits resulting from annual salary increases, performance-based incentives and increased health care costs caused by inflation. Also contributing to the increase in CT's cost and expenses are higher operating tax expense due to increases in income, higher costs associated with increased penetrations of enhanced services, particularly Caller ID, and higher rates for pole attachments, partially offset by lower costs associated with reduced toll revenue. Also contributing to the increase are CT's portion of the expenses associated with the separation of our former president and chief executive officer of $1,743.

CTSI – CTSI sales were $65,556 (edge-out $53,143; expansion $12,413) and $42,484 (edge-out $37,583; expansion $4,901) for the years ended December 31, 2000 and 1999, respectively. This increase of $23,072 (edge-out $15,560; expansion $7,512) in local service, access, long-distance business revenues and residential revenues is principally a result of CTSI's continued penetration in the Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York, PA markets, the original three edge-out CLEC markets. On December 6, 2000, CTE announced that CTSI would exit the five expansion markets launched over the preceding two years. At December 31, 2000, CTSI had 122,547 installed access lines as compared to 84,548 at December 31, 1999. At December 31, 2000, 97,174 or over 79% of installed access lines were located in the edge-out markets.

Costs and expenses were $78,585 (edge-out $50,004; expansion $28,581) and $49,244 (edge-out $38,428; expansion $10,816) for the years ended December 31, 2000 and 1999, respectively. The increase of $29,341 (edge-out $11,576; expansion $17,765) is due to increased costs associated with the continued penetration in the three edge-out markets and developing the expansion markets. These costs and expenses represent employee-related costs associated with sales, operation and support staffs, building rental expense, leased loop charges, long-distance expense and terminating access from independent local exchange carriers.

Other – Other sales were $43,270 and $49,095 for the years ended December 31, 2000 and 1999, respectively. The decrease of $5,825 or 11.9% is primarily due to a decrease in CC and CLD sales, offset by an increase in DSL and epix sales.

CC sales decreased $5,893 or 22.4% primarily due to decreases in non-recurring Premises Distribution Systems and Business System sales. epix sales increased $1,633 or 13.4% versus 1999 due to an increase in dial-up customers from 45,168 at December 31, 1999 to 48,761 at December 31, 2000. In the second half of 1999, we commenced offering our DSL product line, Jack Flash. At December 31, 2000, Jack Flash had a total of 4,002 installed DSL subscribers. CLD sales declined $2,211 or 21.0% as a result of customers switching to alternate long-distance service providers due to CLD's above-average long-distance rates.

Other costs and expenses were $44,369 and $44,968 for the years ended December 31, 2000 and 1999, respectively. CC costs and expenses were $19,065 and $24,048 for the years ended December 31, 2000 and 1999, respectively. The decrease of $4,983 is the result of decreased costs associated with a decrease in sales. epix costs and expenses, primarily payroll and benefits, transport and network costs, increased $1,152 or 10.8% as a result of increased sales. Costs and expenses related to Jack Flash were $1,689 in 2000 as compared to $632 in 1999, resulting from an increase in installed subscribers and marketing expenses associated with the launching of this product. CLD costs and expenses decreased $1,300 or 14.7% due primarily to the decrease in sales.

Management Fees – Management fees were $2,000 and $5,234 for the years ended December 31, 2000 and 1999, respectively. The decrease of $3,234, or 61.8%, is due to the transition of certain services to us in 2000.

Adjusted EBITDA (earnings before interest, taxes, voluntary employee retirement program, restructuring charges (reversals), depreciation and amortization, other income (expense) and equity in income of unconsolidated entities) – Adjusted EBITDA was $95,121 and $95,270 for the years ended December 31, 2000 and 1999, respectively. The decrease of $149 or .2% is primarily due to higher costs and expenses of CTSI expansion markets of $17,765.

Depreciation and Amortization – Depreciation and amortization primarily reflects depreciation on telephony operating plant. Depreciation and amortization was $58,428 and $45,506 for the years ended December 31, 2000 and December 31, 1999, respectively. The increase is due primarily to a higher depreciable plant balance as a result of CT and CTSI capital expenditures in 1999 and 2000.

Restructuring Charges – In December 2000, we announced that we would exit CTSI's five expansion markets (suburban Philadelphia, PA; Binghamton, NY; Syracuse, NY; Charleston/Huntington, WV; and Youngstown, OH) launched over the preceding two years. Related to this strategy, we recorded an estimated restructuring charge of $99,713 (pre-tax) and $64,813 (after-tax), or ($2.79) (after-tax) per common share (including effects of anti-dilutive options). The restructuring charge includes employee termination benefits ($2,628), contract terminations ($15,294), asset write-down and disposition costs ($78,291) and costs associated with investment advisory and other fees ($3,500). As of December 31, 2000, $1,883 had been charged against this reserve. See Restructuring Charges (Reversals) for 2001 vs 2000 in this *Management's Discussion and Analysis* and Note 4 to the Consolidated Financial Statements for additional information.

Interest Expense – Interest expense includes interest on CT's mortgage note payable to CoBank, ACB (formerly National Bank for Cooperatives) ("CoBank"), interest on our revolving credit facility and amortization of debt issuance costs. We used interest rate swaps on $75,000 of our floating rate debt to hedge against interest rate exposure. Interest expense was $20,971 for the year ended December 31, 2000 as compared to $14,399 for the year ended December 31, 1999. The increase of $6,572 is due to increased additional net borrowings in 2000 of $81,000 on our credit facility which was used primarily to fund CTSI's expansion markets, partially offset by a decline in interest on the mortgage note payable to CoBank due to scheduled principal payments totaling $9,010 during 2000.

Income Taxes – Our effective tax rates were 28.7% and 45.4% for the years ended December 31, 2000 and 1999, respectively. For an analysis of the change in income taxes, see Note 11 to the Consolidated Financial Statements. The lower rate in 2000 is due primarily to the significant losses recorded by CTSI resulting from their restructuring and the associated charge to income. The high 1999 rates are primarily due to high levels of losses from CTSI's expansion markets that were not deductible for state tax purposes.

LIQUIDITY AND CAPITAL RESOURCES:

December 31,	**2001**	2000
Cash and temporary cash investments	**$ 27,298**	$ 37,046
Working capital (deficit)	**$ (73,103)**	$ (32,987)
Long-term debt (including current maturities and notes payable)	**$225,319**	$299,329

We have the following financing arrangements in place that provide liquidity based on our current needs. Aggregate amounts available under existing facilities were $145,000 at December 31, 2001 and $45,000 at December 31, 2000.

	December 31, 2001		December 31, 2000	
	Balance	**Available**	Balance	Available
Revolving credit facility	**$ 95,000**	**$145,000**	$195,000	$45,000
Credit agreement – CoBank	**65,319**	**—**	74,329	—
Revolving line of credit – CoBank	**65,000**	**—**	30,000	—
Total	**$225,319**	**$145,000**	$299,329	$45,000

Cash and temporary cash investments were $27,298 at December 31, 2001 as compared to $37,046 at December 31, 2000. Our working capital ratio was .60 to 1 at December 31, 2001 as compared to .79 to 1 at December 31, 2000. The decline in 2001 is primarily a result of an additional $35,000 of short-term borrowings used to retire higher-cost long-term debt of the revolving credit facility. For the year ended December 31, 2001, our net cash provided by operating activities was $119,336 comprised of net income of $43,132, non-cash depreciation and amortization of $64,582 and other non-cash items and working capital changes of $11,622. Net cash used in investing activities of $62,297 consisted primarily of additions to property, plant and equipment of $69,194. Net cash used in financing activities of $66,787 consisted primarily of the net redemption of debt of $74,010, partially offset by proceeds of stock option exercises of $7,304.

In June 1999, we amended and restated the provisions of our $125,000 unsecured (subject to certain restrictions) revolving credit facility to provide for an increase in the aggregate commitments under the revolving credit facility to $240,000, extend the maturity date of the credit facility to June 2004 and make certain other changes in the covenants and terms applicable to the credit facility. Throughout 2000, we incurred net borrowings in the amount of $81,000 to fund spending in CTSI's expansion markets. Throughout 2001, we reduced our outstanding borrowings by $100,000 on the revolving credit facility. The facility contains restrictive covenants that, among other things, require us to maintain certain debt to cash flow, interest coverage and fixed charge coverage ratios and a certain level of net worth and places certain limitations on additional debt and investments. We do not believe that these covenants will materially restrict our activities.

We maintain a credit agreement with CoBank at interest rates chosen by us based on a number of floating and fixed rate options. Principal and interest are payable monthly. This agreement contains restrictive covenants, which, among other things, require the maintenance of a specified debt to cash flow ratio. As of December 31, 2001, the weighted average interest rate was 5.31% on borrowings of $65,319.

On April 6, 2001, we amended our September 15, 2000, 364-day revolving line of credit agreement with CoBank to provide for an additional $35,000 of borrowing capacity and to change other terms and conditions of the loan. The aggregate amount outstanding on this commitment was $65,000 at December 31, 2001 and $30,000 at December 31, 2000, respectively. This agreement contains restrictive covenants which, among other things, requires the maintenance of a specific debt to cash flow ratio. We expect to be able to refinance the debt when it becomes due on April 5, 2002.

We expect to have adequate resources to meet our currently foreseeable obligations and development plans for our CTSI edge-out markets and customer demand for additional capacity and service. In addition to cash generated from operations and existing credit facilities, sources of funding for any additional capital requirements or acquisitions may include financing from public offerings or private placements of equity and/or debt securities and bank loans. There can be no assurance that additional financing will be available to us or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of our development plans and expenditures.

We anticipate that future cash flows will be used principally to support operations and finance growth of our business and, thus, we do not intend to pay cash dividends on our common stock or class B common stock in the foreseeable future. The payment of any cash dividends in the future will be at the discretion of our Board of Directors. The declaration of any dividends and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, funds from operations, future business prospects and such other factors as our Board of Directors may deem relevant. Additionally, our existing credit facilities place significant restrictions on our ability to pay dividends.

We recently filed a registration statement with the Securities and Exchange Commission for a public offering of 3.5 million shares of our common stock, plus an over-allotment option of up to 525,000 additional shares. All of these shares will be offered by a subsidiary of Level 3 Communications, Inc. As such, we will not receive any proceeds from the sale of shares in this offering. We may, from time to time, consider purchasing some or all of our shares held by Level 3 Communications, Inc. and its affiliates in one or more transactions and may finance these purchases through public or private offerings of equity or debt, operating cash flows and/or bank loans.

The tables set forth below contain information with regard to disclosures about contractual obligations and commercial commitments. These disclosures are also included in the notes to the financial statements and cross referenced in the tables below.

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due:

	Payments Due by Period					
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years	Footnote reference[1]
Debt maturing within one year	$ 74,010	$74,010	$ —	$ —	$ —	8
Long-term debt	151,309	—	122,030	18,020	11,259	8
Operating leases	24,486	3,257	6,361	3,273	11,595	12
Unconditional purchase obligations[2]	6,874	6,874	—	—	—	12
Total contractual cash obligations	$256,679	$84,141	$128,391	$21,293	$22,854	

The following table discloses aggregate information about our commercial commitments. Commercial commitments are items that we could be obligated to pay in the future. They are not included in our Consolidated Balance Sheets:

	Amount of Commitment Expiration per Period					
Other commercial commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years	Footnote reference[1]
Letters of credit and financial guarantees	$750	$750	$ —	$ —	$ —	12

The following table discloses aggregate information about our derivative financial instruments, the source of fair value of these instruments and their maturities:

	Fair Value of Contracts at Period-end					
Source of fair value	Total Fair Value	Less than 1 year	1-3 years	4-5 years	After 5 years	Footnote reference[1]
Prices provided by external sources[3]	$(4,430)	$(1,774)	$(1,595)	$(1,061)	$ —	13

[1] Refers to the notes to our Consolidated Financial Statements included herein

[2] Represents a commitment for the provision to us of data processing services and the management of our data processing operations

[3] Fair value of interest rate swaps at December 31, 2001 was provided by the counterparties to the underlying contracts using consistent methodologies.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to interest rate risk primarily through our borrowing activities. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and our future financing requirements.

The table that follows summarizes the fair values of our fixed and variable rate debt. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the weighted average interest rate.

As of December 31, 2001	**Carrying Amount**	**Fair Value**	**Fair Value Assuming +100 Basis Point Shift**	**Fair Value Assuming –100 Basis Point Shift**
Fixed long-term debt	**$ 33,075**	**$ 34,925**	**$ 34,832**	**$ 35,019**
Variable long-term debt and notes payable	**$192,244**	**$192,244**	**$190,084**	**$194,450**

We manage our interest rate risk through a combination of variable and fixed rate debt instruments at varying maturities and by using interest rate swaps. In the second quarter of 2001, we entered into additional interest rate swap agreements totaling $55,000 in order to maintain a targeted mix of floating and fixed rate debt. The table below provides information about our interest rate swaps. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The estimated fair value amounts have been provided to us by the financial institutions with which we have swap contracts using appropriate valuation methodologies.

	Maturity Date	Fixed Interest Rate	Notional Amount	Approximate Fair Value as of December 31, 2001
Variable to Fixed:				
Hedge 1	2002	6.00%	$15,000	$ (301)
Hedge 2	2002	6.01%	$10,000	$ (101)
Hedge 3	2004[a]	5.78%	$20,000	$ (982)
Hedge 4	2002[b]	6.13%	$15,000	$ (888)
Hedge 5	2002	6.36%	$15,000	$ (484)
Hedge 6	2006	5.40%	$35,000	$(1,061)
Hedge 7	2003	4.75%	$20,000	$ (613)

[a] With an option by the counterparty to terminate the contract in 2002
[b] Extendible to 2004 at the option of the counterparty

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We have identified the policies that are important to the portrayal of our financial condition and results of operations. We state these accounting policies in the Consolidated Financial Statements and Notes thereto and in relevant sections in this discussion and analysis.

These critical accounting policies include the following:

- Local telephone service revenue is recorded when services are provided and based on tariffed rates. Telephone network access and long-distance service revenues are derived from access charges, toll rates and settlement arrangements. CT's interstate access charges are subject to a pooling process with the National Exchange Carrier Association. Final interstate revenues are based on nationwide average costs applied to certain demand quantities.
- Our customer pricing is subject to oversight by both state and federal regulatory commissions. Such regulation also covers services, competition and other public policy issues. Different interpretations by regulatory bodies may result in adjustments to revenues in future periods.
- We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences.
- We use the composite group remaining life method and straight-line composite rates to depreciate the assets of CT and CTSI. We periodically review data on asset retirement activity, cost of removal and salvage values to determine adjustments to depreciation rates. Also, we periodically conduct studies of fixed asset lives in order to assess depreciation rates.
- We review the valuation of accounts receivable on a periodic basis. The allowance for doubtful accounts is estimated based on historical experience and future expectations of conditions which may impact our ability to collect on our accounts receivable.
- Our determination of the treatment of contingent liabilities in the financial statements is based on our view of the expected outcome of the applicable contingency. We consult with legal counsel on matters related to litigation and other experts both within and outside the company with respect to matters in the ordinary course of business. We record a liability if the likelihood of an adverse outcome is probable of occurrence and the amount is estimable. We disclose the matter if either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable.

RELATED AND LIKE PARTIES

Level 3 Communications, Inc. ("Level 3") holds a significant portion of the voting power in our equity securities. Four of our directors are also directors of Level 3. Level 3 will continue to have significant influence over the election of our directors and our corporate and management policies, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

We have existing relationships with RCN Corporation ("RCN"), which is an affiliate of Level 3. Our Chairman, David McCourt, is also the Chairman and CEO of RCN Corporation, a facilities-based telecommunications company. Eight of our directors also serve on the board of directors of RCN. We have entered into a month-to-month long-distance resale agreement and a management service agreement with RCN, the latter of which was not the result of arm's-length negotiations. Also, Level 3 owns approximately 27% of the outstanding equity securities of RCN.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 entitled "Business Combinations." SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. These provisions are effective for business combinations for which the date of acquisition is subsequent to June 30, 2001. SFAS No. 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition and eliminates the requirement to amortize goodwill and long-lived assets with indefinite lives. SFAS No. 142 requires an annual impairment test to be performed to evaluate the carrying value of such assets. The provisions for SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. These pronouncements will not impact our financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. We are required to adopt SFAS No. 143 effective January 1, 2003. We do not believe this pronouncement will be material to our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144. This standard supercedes SFAS No. 121 and the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale and addresses several SFAS No. 121 implementation issues. We are required to adopt SFAS No. 144 effective January 1, 2002. This pronouncement will not impact our financial position or results of operations.

LEGISLATIVE AND REGULATORY DEVELOPMENTS

Commonwealth Telephone Company – Prices for CT's local and in-state long-distance services are regulated by the Pennsylvania Public Utility Commission ("PUC"). These prices are currently set under an alternative regulation plan, which the PUC approved in 1997. Under this plan, among other things, CT is protected by an exogenous events provision that recognizes and accounts for any state/federal regulatory or legislative changes which affect revenues or expenses, thereby allowing CT to adjust rates to compensate for changes in revenues and/or expenses due to such exogenous events.

Prices for CT's interstate services (consisting primarily of subscriber line charges and access charges for interstate toll calls), which currently account for approximately 30.1% of its telephone service revenues, are regulated by the Federal Communications Commission ("FCC") based on the "average schedule" formulas proposed by the National Exchange Carrier Association ("NECA"). Removal of CT from the NECA average schedules could result in a significant revenue loss for CT. However, such a development is specifically listed as an exogenous event under CT's alternative regulation plan. Monies paid to CT by NECA come from pools which are funded by all NECA companies via subscriber line charges to customers, access charges to interexchange carriers ("IXCs") and a Long Term Support fund.

On November 9, 2001, the FCC released an order which modifies its interstate access charge rules and universal service support system for rate-of-return rural incumbent local exchange carriers. The new rules will change the sources of funding for NECA's pools, but not the amounts paid to pool participants. These modifications will include a reduction in access charges to IXCs, an increase in subscriber line charges to customers and the creation of a universal funding mechanism funded by all local and interexchange carriers. In addition to the above modifications to the NECA funding mechanisms, the FCC has also released a Notice of Proposed Rulemaking (NOPR) under which it will investigate the possibility of allowing telephone companies such as CT to convert to a form of incentive regulation similar in some respects to CT's existing alternative regulation plan in Pennsylvania. We are unable to predict the outcome of this proposed rulemaking at this time.

CTSI, LLC – CTSI's prices are also subject to regulation by the FCC and the PUC although, as a competitive provider, its rates are typically subject to much less scrutiny than those of CT. CTSI's costs are also affected by regulatory decisions, because CTSI relies in part on facilities and services purchased from incumbent telephone companies (primarily Verizon), including interconnection for the exchange of local traffic with other companies, in providing its services. CTSI has month-to-month interconnection and resale agreements with Verizon. We are in the process of securing new longer-term interconnection agreements.

Under the Telecommunications Act of 1996, the Pennsylvania Public Utility Commission has authority to arbitrate any disputes over the terms and conditions of interconnection between our CLEC and Verizon, and the prices of various unbundled network elements our CLEC purchases from Verizon. This Commission has taken a number of actions over the past several years affecting the prices for network elements, as well as the terms and conditions under which these elements are provided. Further decisions by this Commission may have a material effect on CTSI's costs and profitability.

On September 19, 2001, Verizon was granted permission to provide long-distance services to Pennsylvania customers after the FCC determined that Verizon had met its obligations under the 14-point competitive checklist established by the Telecommunications Act of 1996. Verizon is now able to offer long-distance services in conjunction with its local telephone services in Pennsylvania. CTSI already offers packages of local and long-distance services. Verizon may be able to compete more effectively against CTSI if it is able to offer all of the same services as CTSI.

In July 2000, the United States Court of Appeals for the Eighth Circuit issued a decision vacating certain rules of the FCC regarding the pricing of unbundled network elements provided by incumbent local telephone companies to competitors such as CTSI. The United States Supreme Court agreed to review this decision and heard oral arguments in the case in early October of 2001. Until the Supreme Court publishes its decision in this case, the FCC's current pricing rules will remain in effect. However, if the decision is upheld, the FCC will be required to revise its pricing rules, which may result in changes in the prices paid by CTSI to incumbents for use of their telephone lines and other facilities. Until the FCC actually issues new rules and they are implemented by the PUC and other state regulatory commissions, it is impossible to predict how this development may affect CTSI's costs.

On April 27, 2001, the FCC released an order adopting new rules to limit the access charges of non-dominant providers. Under these rules, which took effect in June, carriers such as CTSI are required to reduce their interstate access charges to rates no higher than 2.5 cents per minute. CTSI's previous interstate access charges were 4.5 cents per minute. After one year, this rate ceiling will be reduced to 1.8 cents, and after two years to 1.2 cents per minute. Currently, interstate access revenue accounts for approximately 4.9% of CTSI's 2001 edge-out market revenues. This decision will result in substantial reductions in CTSI's billed access charges. The new FCC rules will likely be subject to petitions for reconsideration and/or judicial review, and we are unable to predict the outcome of such proceedings.

On April 27, 2001, the FCC released an order adopting new rules limiting the right of competitive local carriers, such as CTSI, to collect reciprocal compensation on local telephone calls that terminate to Internet service providers ("ISPs"). Under the new rules, which took effect in June, the amount of compensation payable to CTSI on calls to ISPs above a 3 to 1 ratio will be limited (under certain conditions) to $.0015 per minute for the first six months after the rules take effect, $.0010 per minute for the next eighteen months, and $.0007 per minute thereafter. In addition, 2001 minutes are capped at a 10% growth rate based on the first quarter 2001 annualized level. 2002 minutes are capped at a 10% growth rate above the 2001 capped minutes. These rates for minutes above the 3 to 1 ratio are substantially lower than the compensation CTSI was previously collecting in Pennsylvania, where the effective rates were as high as $.002814 per minute. For the year ended December 31, 2001, CTSI recorded approximately $10,242 or 14.0% of its edge-out market revenues from compensation revenue from ISP traffic. This compares to $4,026 or 7.6% for the same period last year. Of these amounts, local reciprocal compensation associated with ISP traffic was $3,992 or 1.3% and $2,155 or 0.8% of our total pro forma revenues (excluding expansion revenue) for the years ended December 31, 2001 and December 31, 2000, respectively. The new FCC rules are currently under judicial review and we are unable to predict the outcome of such proceedings.

Commonwealth Telephone Enterprises, Inc. and Subsidiaries

SELECTED FINANCIAL DATA

(Thousands of Dollars, Except Per Share Amounts)

For the Years Ended December 31,	2001	2000	1999	1998	1997
Sales	$306,614	$291,049	$260,892	$225,734	$196,596
Net income (loss)	43,132	(55,449)	21,972	20,455	22,184
Diluted earnings per share	1.83	(2.46)	0.95	0.36	0.80
Dividends per share	—	—	—	—	—
Total assets	564,604	582,844	531,716	432,942	373,667
Long-term debt, net of current maturities	151,309	260,319	188,328	116,838	167,347
Redeemable preferred stock	—	—	—	52,000	42,517

CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of Dollars, Except Per Share Amounts) For the Years Ended December 31,	2001	2000	1999
Sales	$ 308,614	$ 291,049	$ 260,892
Costs and expenses (excluding other operating expenses itemized below)	167,970	193,928	160,388
Management fees, related party	1,200	2,000	5,234
Depreciation and amortization	64,582	58,428	45,506
Restructuring charges (reversals) (see Note 4)	(9,287)	99,713	—
Voluntary employee retirement program	5,388	—	—
Operating income (loss)	76,761	(63,020)	49,764
Interest and dividend income	3,222	3,607	2,642
Interest expense	(18,348)	(20,971)	(14,399)
Other income, net	303	589	413
Income (loss) before income taxes	61,938	(79,795)	38,420
Provision (benefit) for income taxes	20,895	(22,326)	18,280
Income (loss) before equity in unconsolidated entities	41,043	(57,469)	20,140
Equity in income of unconsolidated entities	2,089	2,020	1,832
Net income (loss)	43,132	(55,449)	21,972
Cumulative effect of accounting change for derivative instruments, net of tax	(182)	—	—
Unrealized loss on derivative instruments, net of tax	(2,697)	—	—
Comprehensive net income (loss)	$ 40,253	$ (55,449)	$ 21,972
Basic earnings per share:			
Net income (loss)	$ 1.86	$ (2.46)	$ 0.99
Weighted average shares outstanding	23,157,784	22,541,138	22,114,243
Diluted earnings per share:			
Net income (loss)	$ 1.83	$ (2.46)	$ 0.95
Weighted average shares and common stock equivalents outstanding	23,575,757	22,541,138	23,057,576

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars) December 31,	2001	2000
ASSETS		
Current assets		
Cash and temporary cash investments	$ 27,298	$ 37,046
Accounts receivable, net of reserve for doubtful accounts of $3,047 in 2001 and $2,525 in 2000	34,042	32,822
Income taxes receivable	475	6,086
Accounts receivable from related parties	249	491
Unbilled revenues	15,558	16,033
Material and supply inventory, at average cost	7,525	11,265
Prepayments and other	4,394	7,078
Deferred income taxes	20,115	16,126
Total current assets	109,656	126,947
Property, plant and equipment, net of accumulated depreciation of $381,888 in 2001 and $331,128 in 2000	428,916	426,122
Investments	9,428	9,367
Other assets	16,604	20,408
Total assets	$ 564,604	$ 582,844
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt	$ 9,010	$ 9,010
Accounts payable	40,537	39,072
Notes payable	65,000	30,000
Advance billings and customer deposits	5,258	5,162
Accounts payable to related parties	1,424	780
Accrued interest	1,701	4,587
Accrued restructuring expenses	7,381	21,825
Accrued expenses	50,292	49,498
Deferred income taxes — current	2,156	—
Total current liabilities	182,759	159,934
Long-term debt	151,309	260,319
Deferred income taxes	33,779	26,643
Other liabilities	31,241	22,665
Commitments and contingencies (see Note 12)		
Common shareholders' equity		
Common stock ($1 par value, authorized: 85,000,000 and 85,000,000; issued: 21,426,556 and 20,965,557; outstanding: 21,389,322 and 20,951,823, in 2001 and 2000, respectively)	21,427	20,966
Class B common stock ($1 par value, authorized: 15,000,000 and 15,000,000; issued: 5,838,630 and 5,858,154; outstanding: 2,053,981 and 2,073,505, in 2001 and 2000, respectively)	5,838	5,858
Additional paid-in capital	255,570	245,396
Deferred compensation	(4,306)	(6,529)
Accumulated other comprehensive (loss)	(2,879)	—
Retained earnings (deficit)	20,845	(22,287)
Treasury stock at cost (3,821,883 and 3,798,383 shares in 2001 and 2000, respectively)	(130,979)	(130,121)
Total common shareholders' equity	165,516	113,283
Total liabilities and shareholders' equity	$ 564,604	$ 582,844

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of Dollars) For the Years Ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 43,132	$ (55,449)	$ 21,972
Depreciation and amortization	64,582	58,428	45,506
Deferred income taxes, net	5,303	(27,600)	1,839
Provision for loss on accounts receivable	(522)	641	(1)
Equity in income of unconsolidated entities	(2,089)	(2,020)	(1,832)
Gain on sale of expansion market assets	(3,035)	—	—
Other non-cash items	1,797	8,026	3,254
Asset impairment charges — restructuring	—	76,005	—
Net change in certain assets and liabilities:			
Accrued expenses — restructuring	(14,444)	21,825	—
Accounts receivable and unbilled revenues	(223)	(6,975)	(5,192)
Accounts receivable/payable related parties	886	348	2,211
Income taxes and interest receivable	8,197	(7,459)	(1,397)
Material and supply inventory	3,740	(2,344)	465
Accounts payable	1,465	(2,977)	7,957
Accrued expenses, interest and taxes	(2,092)	8,768	8,959
Prepayments and other current assets and liabilities	194	1,264	(3,159)
Other, net	12,445	(1,540)	19
Net cash provided by operating activities	119,336	68,941	80,601
Cash flows from investing activities:			
Additions to property, plant and equipment	(69,194)	(136,994)	(127,324)
Proceeds on sale of expansion market assets	3,035	—	—
Other	3,862	884	1,718
Net cash used in investing activities	(62,297)	(136,110)	(125,606)
Cash flows from financing activities:			
Redemption of long-term debt	(109,010)	(19,009)	(19,010)
Redemption of short-term debt	(30,000)	(30,000)	—
Proceeds from the issuance of common stock	7,304	11,078	1,798
Proceeds from issuance of long-term debt	—	91,000	90,500
Proceeds from issuance of short-term debt	65,000	30,000	30,000
Preferred dividends	—	—	(650)
Preferred stock redemption	—	—	(52,000)
Payment made for debt issuance costs	(81)	(37)	(1,418)
Net cash (used in)/provided by financing activities	(66,787)	83,032	49,220
Net (decrease)/increase in cash and temporary cash investments	$ (9,748)	$ 15,863	$ 4,215
Cash and temporary cash investments at beginning of year	$ 37,046	$ 21,183	$ 16,968
Cash and temporary cash investments at end of year	$ 27,298	$ 37,046	$ 21,183

Supplemental Disclosures of Cash Flow Information:

	2001	2000	1999
Cash paid during the year for:			
Interest	$ 18,043	$ 19,861	$ 12,851
Income taxes	$ 8,993	$ 11,965	$ 18,018

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY

(Thousands of Dollars) For the Years Ended December 31, 2001, 2000 and 1999	Common Par Value	Class B Par Value	Additional Paid-in Capital	Deferred Compen-sation	Accumulated Other Compre-hensive (Loss)	Retained Earnings (Deficit)	Treasury Stock	Total Shareholders' Equity
Balance, December 31, 1998	$19,814	$6,245	$223,584	$ —	$ —	$ 11,840	$(136,747)	$124,736
Net income						21,972		21,972
Preferred dividends						(650)		(650)
Conversions	372	(372)						—
Stock plan transactions			(4,472)				6,270	1,798
Other	3		2,573					2,576
Balance, December 31, 1999	20,189	5,873	221,685	—	—	33,162	(130,477)	150,432
Net income						(55,449)		(55,449)
Restricted stock			1,678	(6,264)			5,656	1,070
Conversions	15	(15)						—
Stock plan transactions	613		10,464					11,077
Executive stock purchase plan			(230)	(265)				(495)
Tax benefits related to stock options			4,402					4,402
Other	149		7,397				(5,300)	2,246
Balance, December 31, 2000	20,966	5,858	245,396	(6,529)	—	(22,287)	(130,121)	113,283
Net income						43,132		43,132
Restricted stock			(271)	2,548			(912)	1,365
Conversions	20	(20)						—
Stock plan transactions	437		6,867					7,304
Executive stock purchase plan			230	(325)				(95)
Tax benefits related to stock options			3,211					3,211
Cumulative effect of accounting change for derivative instruments, net of tax					(182)			(182)
Unrealized loss on derivative instruments, net of tax					(2,697)			(2,697)
Other	4		137				54	195
Balance, December 31, 2001	$21,427	$5,838	$255,570	$(4,306)	$(2,879)	$ 20,845	$(130,979)	$165,516

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY

COMMON STOCK

For the Years Ended December 31, 2001, 2000 and 1999	Shares Issued	Treasury Stock	Shares Outstanding
Balance, December 31, 1998	19,813,650	195,334	19,618,316
Conversions	372,350	—	372,350
Stock plan transactions	—	(171,870)	171,870
Other	2,628	—	2,628
Balance, December 31, 1999	20,188,628	23,464	20,165,164
Conversions	14,500	—	14,500
Stock plan transactions	613,584	—	613,584
Restricted stock	—	(155,000)	155,000
Other	148,845	145,270	3,575
Balance, December 31, 2000	20,965,557	13,734	20,951,823
Conversions	19,524	—	19,524
Stock plan transactions	437,461	—	437,461
Restricted stock	—	25,000	(25,000)
Other	4,014	(1,500)	5,514
Balance, December 31, 2001	**21,426,556**	**37,234**	**21,389,322**

CLASS B COMMON STOCK

For the Years Ended December 31, 2001, 2000 and 1999	Shares Issued	Treasury Stock	Shares Outstanding
Balance, December 31, 1998	6,245,004	3,784,649	2,460,355
Conversions	(372,350)	—	(372,350)
Balance, December 31, 1999	5,872,654	3,784,649	2,088,005
Conversions	(14,500)	—	(14,500)
Balance, December 31, 2000	5,858,154	3,784,649	2,073,505
Conversions	(19,524)	—	(19,524)
Balance, December 31, 2001	**5,838,630**	**3,784,649**	**2,053,981**

We authorized 85,000,000 shares of $1 par value Common Stock and 15,000,000 shares of $1 par value Class B Common Stock at December 31, 2001, 2000 and 1999.

At the option of the holder, Class B Common Stock is convertible on a one-for-one basis into Common Stock.

See accompanying notes to Consolidated Financial Statements.

(Dollars in Thousands, Except Per Share Amounts)

1. BACKGROUND AND BASIS OF PRESENTATION

The Consolidated Financial Statements of Commonwealth Telephone Enterprises, Inc. ("CTE," "we," "us" or "our") include the accounts of its wholly-owned subsidiaries, Commonwealth Telephone Company ("CT"), a rural local exchange carrier ("RLEC"); CTSI, LLC ("CTSI"), a competitive local exchange carrier ("CLEC"); and other operations ("Other"), which include Commonwealth Communications ("CC"), a provider of telecommunications equipment and facilities management services; the portion of epix® Internet Services ("epix") that includes dial-up Internet customers within CT operating territory; the portion of Jack Flash® ("Jack Flash"), the digital subscriber line ("DSL") product offering in CT's franchise area; and Commonwealth Long Distance Company ("CLD"), a reseller of long-distance services. All significant intercompany accounts and transactions are eliminated.

Certain prior year amounts have been reclassified for comparative purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates. Actual results could differ from these estimates under different assumptions or conditions.

Estimating Valuation Allowances – We must make estimates of the uncollectability of our accounts receivables. We specifically analyze accounts receivable and historic bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Revenue Recognition – Local telephone service revenue is recorded based on tariffed rates. Telephone network access and long-distance service revenues are derived from access charges, toll rates and settlement arrangements. CT's interstate access charges are subject to a pooling process with the National Exchange Carrier Association ("NECA"). Final interstate revenues are based on nationwide average costs applied to certain demand quantities.

Internet access service revenues are recorded based on contracted fees.

Long-distance telephone service revenues are recorded based on minutes of traffic processed and tariffed rates or contracted fees.

Revenue from local telephone, Internet access and long-distance telephone services is earned and recorded when the services are provided.

In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which provides additional guidance on revenue recognition as well as criteria for when revenue is generally realized and earned and also requires the deferral of incremental costs. We defer and amortize installation revenue as well as direct incremental service installation costs over an estimated customer life. We carry in the Consolidated Balance Sheets a deferred credit of $5,958 in other liabilities representing the unamortized portion of installation revenue. Additionally, we have a deferred charge of $5,958 in other assets representing the unamortized portion of installation costs.

Long-term contracts of Commonwealth Communications are accounted for on the percentage-of-completion method. Estimated sales and earnings are recognized as equipment is installed or contract services rendered, with estimated losses, if any, charged to income currently.

Advertising Expense – Advertising costs are expensed as incurred. Advertising expense charged to operations was $4,467, $6,399 and $5,453 in 2001, 2000 and 1999, respectively.

Stock-Based Compensation – We apply Accounting Principles Board Opinion No. 25 – "Accounting for Stock Issued to Employees" ("APB 25") and the Financial Accounting Standards Board Interpretation No. 44 – "Accounting for Certain Transactions Involving Stock Compensation" in accounting for our stock plans. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 – "Accounting for Stock-Based Compensation"("SFAS 123").

Earnings Per Share – Basic earnings per share amounts are based on net income divided by the weighted average number of shares of Common Stock and Class B Common Stock outstanding during each year.

Diluted earnings per share are based on net income divided by the weighted average number of shares of Common Stock and Class B Common Stock outstanding during each year after giving effect to dilutive common stock equivalents. For the year ended December 31, 2000 common share equivalents are excluded from the computation, since the result is anti-dilutive.

For the Years Ended December 31,	2001	2000	1999
Net income (loss)	$43,132	$(55,449)	$21,972
Basic earnings per share:			
Weighted average shares outstanding	**23,157,784**	22,541,138	22,114,243
Net income (loss) per share	**$ 1.86**	$ (2.46)	$ 0.99
Diluted earnings per share:			
Weighted average shares outstanding	**23,157,784**	22,541,138	22,114,243
Dilutive shares resulting from common stock equivalents[1]	**417,973**	—	943,333
Weighted average shares and common stock equivalents outstanding	**23,575,757**	22,541,138	23,057,576
Net income (loss) per share	**$ 1.83**	$ (2.46)	$ 0.95

[1] In 2000, the dilutive effect of 658,222 shares resulting from stock equivalents is not assumed since the result is anti-dilutive, resulting in a loss per share of $(2.38).

Cash and Temporary Cash Investments – For purposes of reporting cash flows, we consider all highly liquid investments purchased with an original maturity of three months or less to be temporary cash investments. Temporary cash investments are stated at cost, which approximates market. At times, our cash balances and temporary cash investments exceed FDIC insurance limits.

Property, Plant and Equipment and Depreciation – Property, plant and equipment reflects the original cost of acquisition or construction, including payroll and related costs such as taxes, pensions and other fringe benefits and certain general administrative costs. Major replacements and betterments are capitalized. Repairs of all property, plant and equipment are charged to expense as incurred.

Depreciation on telephone plant is based on the estimated remaining lives of the various classes of depreciable property and straight-line composite rates. The average rates were approximately 8.12%, 8.31% and 7.56% in 2001, 2000 and 1999, respectively.

At the time telephone plant is retired, the original cost, plus cost of removal, less salvage, is charged to accumulated depreciation. For all other property, plant and equipment, gain or loss is recognized on retirements and dispositions.

Derivative Instruments – We utilize interest rate swap agreements to reduce the impact of changes in interest rates on our floating rate debt. The swap agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without exchange of the underlying notional amounts. The notional amounts of interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. Amounts to be paid or received under interest rate swap agreements are accrued and recognized over the life of the swap agreements as an adjustment to interest expense.

Effective January 1, 2001, we adopted the provisions of SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FAS 133" in accounting for our interest rate swaps. The interest rate swaps meet the eligibility requirements for hedge accounting and are considered to be cash flow hedges. The fair value of the interest rate swaps is recorded in other liabilities on our Consolidated Balance Sheets. The fair values of the interest rate swaps at January 1, 2001 was ($280). The transition adjustment of $182, net of taxes of $98, is reported as a cumulative effect type adjustment of accumulated other comprehensive loss. For the year ended December 31, 2001, we recorded an adjustment of ($4,150) to adjust the fair value of the swaps to ($4,430). The adjustment of $2,697, net of taxes of $1,453, is reported as unrealized loss on derivative instruments in accumulated other comprehensive loss.

The interest rate swaps are highly effective in achieving the offset of changes in cash flows of the underlying debt. We calculate the excess in the present value of the cumulative change in cash flows relating to the floating leg of the swaps as compared to the present value of the cumulative changes in interest cash outflows on the debt to measure ineffectiveness. At December 31, 2001, the swaps were 100% effective. For the twelve months ended December 31, 2001, the ineffectiveness charged to earnings was $0.

Other Assets – Other assets principally include the unamortized portion of installation costs, costs incurred to obtain financing and prepaid pension cost.

Income Taxes – We report income for federal income tax purposes on a consolidated basis.

We use an asset and liability approach for financial accounting and reporting for income taxes. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial reporting basis and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Accounting for Impairments – Long-lived assets and certain identifiable intangibles to be held and used by any entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the net future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected net future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles expected to be held and used is based on the fair value of the asset. Except for items included in the restructuring charge (see Note 4), no asset impairments have been recognized by us.

3. SEGMENT INFORMATION

We operate two principal business segments: Commonwealth Telephone Company ("CT"), a rural local exchange carrier; and CTSI, LLC ("CTSI"), a competitive local exchange carrier ("CLEC"), which formally commenced operations in 1997.

Additionally, CTE operates three support businesses that operate in the deregulated segments of the telecommunications industry and provide expertise to its two principal operating segments. These businesses consist of Commonwealth Communications ("CC"), a provider of telecommunications equipment and facilities management services; epix® Internet Services ("epix"), a rural Internet service provider; and Commonwealth Long Distance Company ("CLD"), a facilities-based long-distance reseller that provides service to CT's customers.

CT provides local and long-distance telephone service to residential and business customers in a 19-county service territory in rural northeastern and central Pennsylvania. CT also provides network access and billing/collection services to interexchange carriers, and sells telecommunications products and services.

CTSI, which operates in three edge-out regional Pennsylvania markets that border CT's territory, is a competitive local exchange carrier, offering bundled local and long-distance telephone, Internet, DSL and enhanced services.

The Other segment includes the results of CC and CLD, the portion of the results of epix consisting of dial-up Internet customers within CT's territory and DSL customers within CT's territory and CTE's corporate financing entity.

No single external customer contributes ten percent or more of CTE's consolidated revenues.

We define adjusted EBITDA as earnings before interest, taxes, voluntary employee retirement program, restructuring charges (reversals), depreciation and amortization, other income (expense), and equity in income of unconsolidated entities. We believe that adjusted EBITDA is an additional measure of operations that (1) gauges the performance of our business and (2) may provide investors and research analysts with a benchmark against certain other communications companies. Adjusted EBITDA is not a measurement under U.S. Generally Accepted Accounting Principles (GAAP) and may not be comparable to other similarly titled measures of other companies.

We have expanded certain financial information of CTSI to distinguish between the three ongoing edge-out markets and the five exited expansion markets which are included in our restructuring (see Note 4).

Financial information by business segment is as follows:

For the Year Ended December 31, 2001	CT	CTSI Edge-out	CTSI Expansion	Total CTSI	Other	Consolidated
Sales	$202,306	$73,647	$ 5,578	$ 79,225	$ 39,453	$320,984
Elimination of intersegment sales	13,042	586	15	601	727	14,370
External sales	189,264	73,061	5,563	78,624	38,726	306,614
Adjusted EBITDA	120,906	19,402	(2,650)	16,752	(214)	137,444
Depreciation and amortization	42,193			16,862	5,527	64,582
Restructuring charges (reversals)	—			(9,287)	—	(9,287)
Voluntary employee retirement program	—			—	5,388	5,388
Operating income (loss)	78,713			9,177	(11,129)	76,761
Interest income (expense)	(4,770)			(1)	(10,355)	(15,126)
Other income (expense)	(267)			683	(113)	303
Income (loss) before income taxes	73,676			9,859	(21,597)	61,938
Provision (benefit) for income taxes	25,938			2,154	(7,197)	20,895
Identifiable assets	355,890			161,239	47,475	564,604
Capital expenditures	40,384	22,383	—	22,383	6,427	69,194

For the Year Ended December 31, 2000	CT	CTSI Edge-out	CTSI Expansion	Total CTSI	Other	Consolidated
Sales	$194,928	$53,671	$ 12,453	$ 66,124	$ 43,879	$304,931
Elimination of intersegment sales	12,705	528	40	568	609	13,882
External sales	182,223	53,143	12,413	65,556	43,270	291,049
Adjusted EBITDA	110,049	2,814	(16,168)	(13,354)	(1,574)	95,121
Depreciation and amortization	37,028			16,547	4,853	58,428
Restructuring charges	—			99,713	—	99,713
Operating income (loss)	73,021			(129,614)	(6,427)	(63,020)
Interest income (expense)	(5,393)			(3)	(11,968)	(17,364)
Other income (expense)	(294)			545	338	589
Income (loss) before income taxes	67,334			(129,072)	(18,057)	(79,795)
Provision (benefit) for income taxes	28,385			(44,383)	(6,328)	(22,326)
Identifiable assets	349,941			161,100	71,803	582,844
Capital expenditures	37,199	42,351	43,443	85,794	14,001	136,994

For the Year Ended December 31, 1999	CT	CTSI Edge-out	CTSI Expansion	Total CTSI	Other	Consolidated
Sales	$178,411	$38,044	$ 4,914	$ 42,958	$ 49,457	$270,826
Elimination of intersegment sales	9,098	461	13	474	362	9,934
External sales	169,313	37,583	4,901	42,484	49,095	260,892
Adjusted EBITDA	99,717	(1,568)	(5,980)	(7,548)	3,101	95,270
Depreciation and amortization	33,053			9,104	3,349	45,506
Operating income (loss)	66,664			(16,652)	(248)	49,764
Interest income (expense)	(4,142)			—	(7,615)	(11,757)
Other income (expense)	(265)			658	20	413
Income (loss) before income taxes	62,257			(15,994)	(7,843)	38,420
Provision (benefit) for income taxes	25,882			(4,935)	(2,667)	18,280
Identifiable assets	313,798			175,270	42,648	531,716
Capital expenditures	39,802	50,033	32,421	82,454	5,068	127,324

4. RESTRUCTURING CHARGES (REVERSALS)

In order to enhance CTSI's near-term cash flow and reduce CTSI's capital requirements, in December 2000 we announced our intention to exit five CTSI expansion markets: suburban Philadelphia, PA; Binghamton, NY; Syracuse, NY; Charleston/Huntington, WV; and Youngstown, OH. Related to this, we recorded an estimated restructuring charge of $99,713 ($64,813 after-tax).

The key elements of the restructuring charge recorded in December 2000 were:

	Employee Termination Benefits	Contract Terminations	Assets, Disposal and Removal Costs	Other	Total
Employee termination benefits	$2,628				$ 2,628
Contract terminations and settlements		$15,294			15,294
Removal and restoration costs			$ 2,286		2,286
Write-down of assets			76,005		76,005
Investment advisory and other fees				$3,500	3,500
Total restructuring charges	$2,628	$15,294	$78,291	$3,500	$99,713

Of the total restructuring charge, $2,628 related to employee termination benefits for personnel reductions at CTSI in major operational functions and also certain corporate staff reductions. Under the restructuring plan, approximately 220 employee positions were eliminated during December 2000; and as of December 31, 2001, we reduced our workforce by an additional 33 employees who had remained to facilitate the transition of customers to other service providers.

Incremental costs related to investment advisory and other fees were estimated to be $3,500. Additionally, other exit costs for the termination of contractual obligations, building and circuit lease terminations, asset removal and site restorations were estimated to be $17,580.

The restructuring charge included $73,994, net of estimated salvage value, for the write-down of assets included in property, plant and equipment. Estimated salvage values were based on estimates of proceeds from the sale of the affected assets, offset by costs of removal. These assets primarily related to switching, central office equipment and outside communications plant physically located in the exited markets. The restructuring charge also included $2,011 related to the write-down of inventory to be sold or disposed of.

In July, 2001 another CLEC purchased a portion of our assets in the New York expansion markets at amounts higher than estimated, resulting in a gain of $3,035 from this transaction.

Accrued restructuring expense comprises the following:

	2000			2001		
	Provision	Payments	Balance December 31,	Payments	Reversal of Provision	Balance December 31,
Employee termination benefits	$ 2,628	$(1,572)	$ 1,056	$ (962)	$ (94)	$ —
Contract terminations and settlements	15,294	—	15,294	(5,150)	(3,788)	6,356
Removal and restoration costs	2,286	—	2,286	(1,063)	(770)	453
Investment advisory and other fees	3,500	(311)	3,189	(1,017)	(1,600)	572
Total accrued restructuring expenses	$23,708	$(1,883)	$21,825	$(8,192)	$(6,252)	$7,381

After subtracting payments of $1,572 made through December 2000, we had a remaining estimated liability of $1,056 related to employee termination benefits at December 31, 2000. Throughout 2001, payments of $962 were paid to this liability and $94 was reversed.

The reserve of $3,500 for investment advisory and other fees has been reduced by payments of $1,328 and $1,600 has been reversed due to favorable negotiations of commitments.

Of the $17,580 reserved for contract settlements, building and circuit lease terminations, asset removal and site restorations, $6,213 has been paid and $4,558 was reversed as a result of favorable contract and lease settlements and the sale of certain assets and assignment of certain lease commitments to another CLEC.

We expect to pay the majority of the remaining liabilities in 2002.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	Estimated Useful Lives in Years	December 31, 2001	2000
Land		$ 1,830	$ 1,830
Buildings and leasehold improvements	3-40	34,128	32,132
Central office equipment	3-21	348,274	306,494
Outside communications plant	9-38	343,984	333,774
Furniture, vehicles and other equipment	3-23	82,588	83,020
Total property, plant and equipment		810,804	757,250
Less accumulated depreciation		(381,888)	(331,128)
Property, plant and equipment, net		$ 428,916	$ 426,122

Depreciation expense was $64,582, $58,428 and $45,506 for the years ended December 31, 2001, 2000 and 1999, respectively.

6. INVESTMENTS

Investments are as follows:

December 31,	2001	2000
Rural Telephone Bank (RTB) Stock	$6,409	$6,409
Yellow Book, USA, L.P. Partnership	2,995	2,934
Other	24	24
Total investments	$9,428	$9,367

Investments carried on the equity method consist of the following:

Percentage Owned December 31,	2001	2000
Yellow Book, USA, L.P. Partnership[1]	50.00%	50.00%

[1] Partnership between CTE and Yellow Book, USA, L.P. ("Yellow Book") whereby Yellow Book provides directory publishing services, including yellow page advertising sales for eight telephone directories

7. OTHER ASSETS

Other assets consist of the following:

December 31,	2001	2000
Unamortized debt issuance costs	$ 928	$ 1,241
Prepaid pension cost	9,285	11,366
Unamortized installation costs	5,958	5,803
Other	433	1,998
Total	$16,604	$20,408

8. DEBT

a. **Long-term debt** – Long-term debt outstanding is as follows:

December 31,	2001	2000
Revolving credit facility	$ 95,000	$195,000
Credit agreement – CoBank 5.31% due 2009	65,319	74,329
Total	160,319	269,329
Due within one year	9,010	9,010
Total long-term debt	$151,309	$260,319

In June 1999, we amended and restated the provisions of our 1997 $125,000 revolving credit facility to increase the aggregate commitments under the credit facility to $240,000, extend the maturity date to June 2004 and make certain other changes in the covenants and terms applicable to the credit facility. Throughout 2001, we reduced our outstanding borrowings by $100,000 on the facility. The weighted average interest rate at December 31, 2001 on the revolving credit facility was 2.82%. The facility contains restrictive covenants that, among other things, require us to maintain certain debt to cash flow, interest coverage and fixed charge coverage ratios and a certain level of net worth and places certain limitations on additional debt and investments. We do not believe that these covenants will materially restrict our activities.

We maintain a credit agreement with CoBank at interest rates chosen by us based on a number of floating and fixed rate options. Principal and interest are payable monthly. This agreement contains restrictive covenants, which, among other things, require the maintenance of a specified debt to cash flow ratio. As of December 31, 2001, the weighted average interest rate was 5.31% on borrowings of $65,319.

In accordance with the terms of the mortgage notes and security agreements, we were required to purchase common stock of the RTB, equal to approximately 5% of the amount borrowed. Such stock is entitled to cash dividends.

Our holdings of RTB stock are included in Investments on the balance sheets. Substantially all of our assets are subject to the lien of this CoBank agreement.

Maturities and sinking fund requirements on long-term debt for each year ending December 31, 2002 through 2006 are as follows:

Year	Aggregate Amounts
2002	$ 9,010
2003	$ 9,010
2004	$104,010
2005	$ 9,010
2006	$ 9,010

b. Short-term debt – On April 6, 2001, we amended our September 15, 2000, 364-day revolving line of credit agreement with CoBank to provide for an additional $35,000 of borrowing capacity and to change other terms and conditions of the loan. We used the funds to retire higher-cost debt of the revolving credit facility. The $65,000 line of credit is at interest rates chosen by us based on a LIBOR rate or floating rate option. Interest payments are payable monthly. This agreement contains restrictive covenants, which, among other things, require the maintenance of a specified debt to cash flow ratio. As of December 31, 2001, the interest rate was 2.93% on borrowings of $65,000.

In order to maintain the long-term and short-term revolving lines of credit, we are obligated to pay certain commitment fees at nominal interest rates on the unused portions of the loans.

9. COMMON STOCK PLANS

Our 1996 Equity Incentive Plan provides for the issuance of up to 2,000,000 shares of common stock pursuant to awards granted under the 1996 Plan. Awards granted under the 1996 Plan may include incentive stock options, nonqualified stock options, outperformance stock options, stock appreciation rights, performance share units, restricted stock, phantom stock units and other stock-based awards. Upon termination of the 1994 Plan, all shares of common stock reserved under the 1994 Plan, which were not then subject to outstanding awards, were available for awards under the 1996 Plan. However, the total amount of authorized shares under the 1996 Plan may not exceed 3,350,000. Stock options currently granted under the plan vest in increments of 20% commencing one year from the date of the grant and expire ten years from the date of the grant.

Our 1997 Non-Management Directors' Stock Compensation Plan, as amended and restated, provides for the grant of up to 125,000 nonqualified stock options to all members of our Board of Directors who are not, as of the date of any award, our employees. The options are immediately exercisable and shall remain exercisable until the earlier of ten years from the date of grant and a period of one year from the date upon which the participant ceases to be a non-management director.

The range of exercise prices for options outstanding at December 31, 2001 was $9.38 to $54.31. For all options granted, the exercise price is equal to the market price of the common stock at the date of the grant.

Information relating to CTE stock options is as follows:

	Number of Shares	Weighted-Average Exercise Price
Outstanding December 31, 1998	1,435,775	$15.19
Granted	346,000	$32.37
Exercised	(171,870)	$10.46
Canceled	(67,887)	$16.33
Outstanding December 31, 1999	1,542,018	$19.52
Granted	613,500	$46.52
Exercised	(613,584)	$18.05
Canceled	(181,870)	$40.22
Outstanding December 31, 2000	1,360,064	$29.60
Granted	536,500	$34.05
Exercised	(437,461)	$16.70
Canceled	(49,100)	$29.27
Outstanding December 31, 2001	**1,410,003**	**$ 35.30**
Shares exercisable December 31, 1999	683,257	$12.81
Shares exercisable December 31, 2000	579,024	$18.77
Shares exercisable December 31, 2001	**360,850**	**$ 30.25**

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2001	Weighted-Average Exercise Price
$ 9.38 – $11.10	108,503	4.2	$10.46	80,350	$10.23
$24.63 – $36.75	776,000	8.4	31.84	156,400	28.18
$39.81 – $54.31	525,500	8.3	45.55	124,100	45.82
Total/weighted-average	1,410,003	8.1	$35.30	360,850	$30.25

As provided for in the 1996 Equity Incentive Plan, in July 2000 we granted to certain key executives an aggregate 155,000 shares of restricted stock. Such shares vest ratably over four years beginning with the first anniversary of the date of the grant. Compensation expense recorded in 2001 and 2000 was $1,562 and $1,070, respectively, based on the fair value of common stock at the date of the grant.

In September 2000, we recorded $2,116 of compensation expense associated with the acceleration of vesting of 262,672 stock options in the 1994 Stock Option Plan and the 1996 Equity Incentive Plan previously granted to our former president and chief executive officer.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if we had accounted for our stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes American option pricing model with weighted average assumptions for dividend yield of zero for 2001, 2000 and 1999; expected volatility of 45.08% for 2001, 45.6% for 2000 and 48.8% for 1999; risk-free interest rate of 4.56%, 6.16% and 5.55% for 2001, 2000 and 1999, respectively; and expected lives of five years for 2001, 2000 and 1999. The weighted-average grant date fair value of options is as follows: $15.54 for 2001, $22.24 for 2000 and $16.07 for 1999.

For purposes of pro forma disclosures in accordance with SFAS 123, the estimated fair value of the options is amortized to expense over the options' vesting period. Our pro forma net earnings and earnings per share were as follows:

For the Years Ended December 31,	2001	2000	1999
Net earnings (loss) – as reported	$43,132	$(55,449)	$21,972
Net earnings (loss) – pro forma	$36,959	$(59,683)	$19,014
Basic earnings (loss) per share – as reported	$ 1.86	$ (2.46)	$ 0.99
Basic earnings (loss) per share – pro forma	$ 1.60	$ (2.65)	$ 0.86
Diluted earnings (loss) per share – as reported	$ 1.83	$ (2.46)	$ 0.95
Diluted earnings (loss) per share – pro forma	$ 1.57	$ (2.65)	$ 0.82

We also have a stock purchase plan for certain key executives (the "Executive Stock Purchase Plan" or "ESPP"). Under the ESPP, participants may purchase shares of common stock in an amount of between 1% and 20% of their annual base compensation and between 1% and 100% of their annual bonus compensation, provided, however, that in no event shall the participant's total contribution exceed 20% of the sum of their annual compensation, as defined by the ESPP. Participants' accounts are credited with the number of share units derived by dividing the amount of the participant's contribution by the average price of a share of common stock at approximately the time such contribution is made. The share units credited to a participant's account do not give such participant any rights as a shareholder or record owner of any shares of common stock. Amounts representing share units that have been credited to a participant's account will be distributed to the participant following the earlier of the participant's termination of employment or three calendar years following the date on which the share units were initially credited to the participant's account. It is anticipated that, at the time of distribution, a participant will receive one share of common stock for each share unit being distributed.

Following the crediting of each share unit to a participant's account, we will issue a matching share of common stock held in escrow in the participant's name. Each matching share is subject to forfeiture as provided in the ESPP. A participant will be deemed to be the holder of, and may exercise all the rights of a record owner of, the matching shares issued to such participant while such matching shares are held in escrow. The matching shares vest ratably three years from the date of the contribution.

At December 31, 2001, there were approximately 25,703 ESPP shares arising from participants' contributions and approximately 25,703 matching shares. We recognize the cost of the matching shares over the vesting period. At December 31, 2001, deferred compensation cost relating to matching shares was $590. Expense recognized in 2001 and 2000 was $281 and $180, respectively. Matching shares are included in weighted average shares outstanding for purposes of computing earnings per share.

In September 2000, we recorded $394 of compensation expense from the acceleration of vesting of 10,952 matching shares previously contributed on behalf of our former president and chief executive officer.

10. PENSION AND EMPLOYEE BENEFITS

Substantially all of our employees are included in a trusteed non-contributory defined benefit pension plan. Upon retirement, employees are provided a monthly pension based on length of service and compensation. We fund pension costs to the extent necessary to meet the minimum funding requirements of ERISA.

Pension credit is as follows:

For the Years Ended December 31,	2001	2000	1999
Benefits earned during the year (service cost)	$ 2,203	$ 1,797	$ 1,953
Interest cost on projected benefit obligation	4,139	3,800	3,574
Expected return on plan assets	(7,534)	(7,870)	(7,114)
Other components – net	(847)	(1,880)	(1,206)
Net periodic pension (credit)	$(2,039)	$(4,153)	$(2,793)
VRP cost	4,120	—	—
Total net periodic pension cost (credit)	$ 2,081	$(4,153)	$(2,793)

Plan assets include cash, equity, fixed income securities and pooled funds under management by an insurance company. Plan assets include CTE common stock with a fair value of approximately $7,035 and $5,816 at December 31, 2001 and 2000, respectively.

On December 12, 2001, we initiated a Voluntary Retirement Program ("VRP"). The program was offered to certain eligible employees across all of our operations. The VRP is largely being funded from pension assets; and therefore, nearly 80% of the cost is non-cash. Since the deadline related to this program extended into

2002, and because only a portion of the eligible employees had made a decision to accept this program prior to year-end 2001, approximately 70%, or $4,120 of the non-cash VRP costs have been recorded in 2001. The VRP costs recorded primarily represent charges related to pension enhancement, social security supplements and vacation benefits.

The following table sets forth the plans' funded status and amounts recognized in our Consolidated Balance Sheets:

December 31,	2001	2000
Change in plan assets:		
Fair value of plan assets at beginning of year	**$84,813**	$ 88,575
Actual return	**(3,021)**	(1,629)
Benefits paid	**(2,434)**	(2,133)
Fair value of plan assets at end of year	**$79,358**	$ 84,813
Change in benefit obligation:		
Projected benefit obligation at beginning of year	**$55,156**	$ 48,565
Benefits earned	**2,203**	1,797
Interest cost	**4,139**	3,800
Amendments	**5,020**	—
Actuarial loss	**3,159**	3,127
Benefits paid	**(2,434)**	(2,133)
Projected benefit obligation at end of year	**$ 67,243**	$ 55,156
Plan assets in excess of benefit obligation	**$12,115**	$ 29,657
Unrecognized actuarial gain	**(5,578)**	(19,987)
Unrecognized prior service cost	**3,737**	3,180
Unrecognized net transition obligation	**(989)**	(1,484)
Prepaid pension cost	**$ 9,285**	$ 11,366

The following assumptions were used in the determination of the projected benefit obligation and net periodic pension cost (credit):

December 31,	2001	2000	1999
Discount rate	**7.25%**	7.50%	8.00%
Expected long-term rate of return on plan assets	**9.00%**	9.00%	9.00%
Weighted average long-term rate of compensation increases	**5.50%**	5.50%	5.50%

We sponsor a 401(k) savings plan covering substantially all employees. For employees who are not covered by collective bargaining agreements, we contribute to the 401(k) plan based on a specified percentage of employee contributions. Contributions charged to expense were $1,087, $1,100 and $888 in 2001, 2000 and 1999, respectively.

For employees retiring prior to 1993, we provide certain postretirement medical benefits. We also provide nominal postretirement life insurance benefits to all vested retirees. Net periodic postretirement cost was $174, $166 and $169 for the years ended December 31, 2001, 2000 and 1999, respectively. Service cost was $0, $5 and $6 for the years ended December 31, 2001, 2000 and 1999, respectively.

The following table sets forth the plans' funded status and amounts recognized in our Consolidated Balance Sheets:

December 31,	2001	2000
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ —**	$ —
Employer contributions	**229**	205
Benefits paid	**(229)**	(205)
Fair value of plan assets at end of year	**$ —**	$ —
Change in benefit obligation:		
Projected benefit obligation at beginning of year	**$ 2,005**	$ 2,044
Service cost	**—**	5
Interest cost	**174**	161
Actuarial loss	**201**	—
Benefits paid	**(229)**	(205)
Projected benefit obligation at end of year	**$ 2,151**	$ 2,005
Plan assets in excess of benefit obligation	**$(2,151)**	$(2,005)
Unrecognized actuarial gain	**(220)**	(421)
Accrued benefit cost	**$(2,371)**	$(2,426)

The accrued postretirement benefit liability is included in other liabilities in the accompanying Consolidated Balance Sheets.

The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 2001, 7.50% in 2000 and 8.00% in 1999. The assumed healthcare cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.50% for 2001, 9.00% for 2000 and 9.50% for 1999, declining to an ultimate rate of 6.00% by 2011.

The effect of increasing the assumed healthcare cost trend rate by one percentage point would be to increase the accumulated postretirement benefit obligation as of December 31, 2001 and 2000 by approximately $10 and $10, respectively, and increase the net periodic postretirement benefit cost by approximately $1 in 2001, $1 in 2000 and $1 in 1999.

We also have a nonqualified supplemental pension plan covering certain former employees which provides for incremental pension payments from us to the extent that income tax regulations limit the amount payable from our defined benefit pension plan. The projected benefit obligation relating to such unfunded plan was approximately $1,050, $1,050 and $1,006 at December 31, 2001, 2000 and 1999, respectively. Pension expense for the plan was $76 in 2001, $77 in 2000 and $74 in 1999.

We provide certain postemployment benefits to former or inactive employees who are not retirees. These benefits are primarily short-term disability salary continuance. We accrue the cost of postemployment benefits over employees' service lives. We use the services of an enrolled actuary to calculate the expense. The net periodic cost for postemployment benefits was $955 in 2001, $1,238 in 2000 and $847 in 1999.

11. INCOME TAXES

The Provision (benefit) for income taxes is reflected in the Consolidated Statements of Operations as follows:

For the Years Ended December 31,	2001	2000	1999
Currently payable:			
Federal	**$10,693**	$ (2,174)	$ 9,595
State	**3,355**	7,448	6,846
Total current	**14,048**	5,274	16,441
Deferred, net:			
Federal	**13,180**	(27,269)	2,400
State	**(6,333)**	(331)	(561)
Total deferred	**6,847**	(27,600)	1,839
Total provision (benefit) for income taxes	**$20,895**	$(22,326)	$18,280

The following is a reconciliation of income taxes at the applicable U.S. federal statutory rate with income taxes recorded by us:

For the Years Ended December 31,	2001	2000	1999
Income (loss) before provision (benefit) for income taxes	**$64,027**	$(77,775)	$40,252
Federal tax provision at statutory rate	**22,409**	(27,221)	14,088
Increase (reduction) due to:			
State income taxes, net of federal effects	**(1,933)**	4,626	4,085
Stock offering costs	**444**	—	—
Nondeductible items	**39**	39	39
Other, net	**(64)**	230	68
Provision (benefit) for income taxes	**$20,895**	$(22,326)	$18,280

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities are as follows:

December 31,	2001	2000
Net operating loss carryforwards	**$ 5,996**	$ 5,103
Employee benefit plans	**7,362**	5,248
Reserve for bad debts	**1,325**	1,155
Restructuring reserve	**27,503**	36,955
All other	**18,261**	17,302
Total deferred tax assets	**60,447**	65,763
Property, plant and equipment	**(63,465)**	(58,930)
All other	**(6,838)**	(6,692)
Total deferred tax liabilities	**(70,303)**	(65,622)
Subtotal	**(9,856)**	141
Valuation allowance	**(5,964)**	(10,658)
Net deferred taxes	**$(15,820)**	$(10,517)

In our opinion, based on the future reversal of existing taxable temporary differences, primarily depreciation, and expectations of future operating results, after consideration of the valuation allowance, we will more likely than not be able to realize substantially all of our deferred tax assets.

The net change in the valuation allowance for deferred tax assets during 2001 was a decrease of $4,694. The net change is primarily due to a reversal of $4,477 related to the tax strategies implemented in 2001.

State net operating losses will expire as follows:

2002 – 2009	$ 6,000 per year
2010 – 2021	$21,771

12. COMMITMENTS AND CONTINGENCIES

a. Total rental expense, including pole and conduit rentals, was $6,361, $6,443 and $5,327 in 2001, 2000 and 1999, respectively. At December 31, 2001, rental commitments under non-cancelable leases, excluding annual pole and conduit rental commitments of approximately $3,496 that are expected to continue indefinitely, are as follows:

Year	Aggregate Amounts
2002	$ 3,257
2003	$ 2,779
2004	$ 1,870
2005	$ 1,712
2006	$ 1,681
After 2006	$13,187

b. Effective June 30, 2000, we extended our agreement for the provision to us of data processing services including the general management of our data processing operations through December 31, 2002. The annual commitment, excluding annual increases based on increases in the Consumer Price Index, is $6,874 in 2002.

c. In May 2001, CT entered into a fifteen-year, two-month agreement for the rental of a building in an area of a qualifying city where we can take advantage of certain tax incentives offered by the state of Pennsylvania. The annual commitment through year ten is $1,163. Annual rent for the last five years is subject to changes in the Consumer Price Index. In addition, CT also entered into a lease agreement for the rental of parking spaces for employees of the building, for a similar term. The annual commitment, excluding increases in the last five years based on increases in the Consumer Price Index, is $168.

d. We had existing letters of credit aggregating $750 at December 31, 2001.

e. We had various purchase commitments at December 31, 2001 related to our 2002 capital budget. Excluding CTSI's expansion markets, CTE's capital expenditures have averaged $85,883 over the three years ended December 31, 2001. We anticipate that consolidated capital expenditures will be in the range of $65,000 to $70,000 for 2002.

In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. In our opinion, these proceedings will not have a material adverse effect on our results of operations or financial condition.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a. Cash and temporary cash investments – The carrying amount approximates fair value because of the short maturity of these instruments.

b. Long-term investments – Long-term investments consist primarily of investments accounted for under the equity method for which disclosure of fair value is not required and Rural Telephone Bank ("RTB") Stock. It is not practicable to estimate the fair value of the RTB Stock because there is no quoted market price for the stock; it is issued only at par, and can be held only by recipients of RTB loans.

c. Debt – The fair value of fixed rate long-term debt was estimated based on our current incremental borrowing rate for debt of the same remaining maturities. The fair value of floating rate debt is considered to be equal to carrying value since the debt reprices at least every six months and we believe that our credit risk has not materially changed from the time the floating rate debt was borrowed.

d. Letters of credit – The contract amount of letters of credit represents a reasonable estimate of their value since such instruments reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.

e. Interest rate swaps – The fair value has been calculated by the counterparties using appropriate valuation methodologies. The fair value of the interest rate swaps is recorded in other liabilities on our Consolidated Balance Sheets. The fair value of the interest rate swaps at January 1, 2001 was ($280). The transition adjustment of $182, net of taxes of $98, is reported as a cumulative effect type adjustment of accumulated other comprehensive loss. For the year ended December 31, 2001, we recorded an adjustment of ($4,150) to adjust the fair value of the swaps to ($4,430).

The estimated fair value of our financial instruments is as follows:

December 31,	2001		2000	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash and temporary cash investments	**$27,298**	**$27,298**	$ 37,046	$ 37,046
Financial liabilities:				
Fixed rate long-term debt:				
Mortgage note payable to CoBank	**$33,075**	**$34,925**	$ 37,637	$ 39,064
Floating rate debt:				
Revolving line of credit	**$65,000**	**$65,000**	$ 30,000	$ 30,000
Revolving credit agreement	**$95,000**	**$95,000**	$195,000	$195,000
Mortgage note payable to CoBank	**$32,244**	**$32,244**	$ 36,692	$ 36,392
Unrecognized financial instruments:				
Letters of credit	**$ 750**	**$ 750**	$ 750	$ 750
Interest rate swaps	**$ —**	**$ (4,430)**	$ —	$ (280)

14. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Certain financial instruments potentially subject us to concentrations of credit risk. These financial instruments consist primarily of trade receivables and cash and temporary cash investments.

We place our cash and temporary cash investments with high credit quality financial institutions and limit the amount of credit exposure to any one financial institution. We also periodically evaluate the credit worthiness of the institutions with which we invest. We do, however, maintain unsecured cash and temporary cash investment balances in excess of federally insured limits.

Our trade receivables reflect a customer base primarily centered in northeastern and central Pennsylvania. We routinely assess the financial strength of our customers; as a result, concentrations of credit risk are limited.

We have entered into interest rate swap agreements to adjust the interest rate profile of our debt obligations and to achieve a targeted mix of floating and fixed rate debt. The counterparties to the interest rate swap agreements are major financial institutions. These financial institutions have been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor the credit ratings of these counterparties. While we may be exposed to credit losses due to non-performance of the counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our financial condition or results of operations.

15. QUARTERLY INFORMATION (UNAUDITED)

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$ 76,946	$ 76,467	$ 76,223	$ 73,978
Operating income	$ 15,571	$ 19,497	$ 25,133	$ 16,560
Net income	$ 5,896	$ 9,669	$ 17,984	$ 9,583
Basic earnings per share:				
Net income per share	$ 0.26	$ 0.42	$ 0.77	$ 0.41
Diluted earnings per share:				
Net income per share	$ 0.25	$ 0.41	$ 0.76	$ 0.40
Common Stock closing price:				
High	$ 37.63	$ 42.25	$ 44.40	$ 48.60
Low	$ 32.13	$ 28.88	$ 35.09	$ 36.54
Class B Common Stock closing price:				
High	$ 40.00	$ 44.00	$ 44.00	$ 47.45
Low	$ 33.00	$ 30.00	$ 35.00	$ 38.00

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter*
Sales	$69,725	$71,120	$73,721	$ 76,483
Operating income (loss)	$12,071	$ 9,670	$ 7,151	$(91,912)
Net income (loss)	$ 4,600	$ 3,173	$ 718	$(63,940)
Basic earnings per share:				
Net income (loss) per share	$ 0.21	$ 0.14	$ 0.03	$ (2.80)
Diluted earnings per share:				
Net income (loss) per share	$ 0.20	$ 0.14	$ 0.03	$ (2.80)
Common Stock closing price:				
High	$ 57.50	$ 52.00	$ 48.94	$ 39.88
Low	$ 42.38	$ 42.00	$ 35.00	$ 32.63
Class B Common Stock closing price:				
High	$ 70.00	$ 51.25	$ 47.50	$ 39.00
Low	$ 46.50	$ 40.00	$ 38.00	$ 32.75

*The fourth quarter 2000 includes a one-time restructuring charge (see Note 4).

16. CERTAIN RELATED PARTY TRANSACTIONS

We had the following transactions with related parties:

For the Years Ended December 31,	2001	2000	1999
Corporate office costs allocated from RCN	$ 1,200	$ 2,000	$ 5,234
Long-distance terminating access charges to RCN	$ 1,560	$ 922	$ 1,560
Revenue from engineering services provided to RCN	$ 54	$ 460	$ 310
Long-distance expense from RCN Long Distance	$ 7,244	$ 7,193	$ 8,070
Other related party revenues	$ 2,401	$ 3,700	$ 2,173
Other related party expenses	$ 537	$ 1,137	$ 984

At December 31, 2001, we had accounts receivable from related parties of $249 and accounts payable to related parties of $1,424.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Commonwealth Telephone Enterprises, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in common shareholders' equity and cash flows present fairly, in all material respects, the financial position of Commonwealth Telephone Enterprises, Inc. and Subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 11, 2002

Commonwealth Telephone Enterprises, Inc. and Subsidiaries

REPORT OF MANAGEMENT

The integrity and objectivity of the financial information presented in these financial statements is the responsibility of the management of Commonwealth Telephone Enterprises, Inc.

The financial statements report on management's accountability for Company operations and assets. To this end, management maintains a system of internal controls and procedures designed to provide reasonable assurance that the Company's assets are protected and that all transactions are accounted for in conformity with accounting principles generally accepted in the United States. The system includes documented policies and guidelines, augmented by a comprehensive program of internal and independent audits conducted to monitor overall accuracy of financial information and compliance with established procedures.

PricewaterhouseCoopers LLP, independent accountants, conduct a review of internal accounting controls to the extent required by auditing standards generally accepted in the United States and perform such tests and procedures, as they deem necessary, to arrive at an opinion on the fairness of the financial statements presented herein.

The Board of Directors meets its responsibility for the Company's financial statements through its Audit Committee, which is comprised exclusively of directors who are not officers or employees of the Company. The Audit Committee recommends to the Board of Directors the independent auditors for election by the shareholders. The Committee also meets periodically with management and the independent and internal auditors to review accounting, auditing, internal accounting controls and financial reporting matters. As a matter of policy, the internal auditors and the independent auditors periodically meet alone with, and have access to, the Audit Committee.

Michael J. Mahoney
President and
Chief Executive Officer

Donald P. Cawley
Senior Vice President and
Chief Accounting Officer

BOARD OF DIRECTORS

David C. McCourt [1*]
Chairman
Commonwealth Telephone Enterprises, Inc. and
Chairman and Chief Executive Officer
RCN Corporation

Michael J. Mahoney [1]
President and Chief Executive Officer
Commonwealth Telephone Enterprises, Inc.

James Q. Crowe [1]
Chief Executive Officer
Level 3 Communications, Inc.

Timothy J. Stokiosa
Executive Vice President and Chief Financial Officer
RCN Corporation

Stuart E. Graham [3]
Executive Vice President
Skanska AB, Sweden

Frank M. Henry [3]
Chairman
Frank Martz Coach Company

Richard R. Jaros
Former President, Kiewit Diversified Group, Inc. and
Former Chief Financial Officer
Peter Kiewit Sons', Inc.

Daniel E. Knowles [2]
Retired Vice President – Personnel and Administration
Grumman Corporation and
President, Cambridge Human Resources

Michael A. Adams
President of the Wholesale and New Product Development Group
RCN Corporation

David C. Mitchell
Former President – Telephone Group
Rochester Telephone Corporation

Eugene Roth, Esq. [2*]
Senior Partner
Rosenn, Jenkins and Greenwald, L.L.P.

Walter Scott, Jr. [1]
Chairman
Level 3 Communications, Inc.

John J. Whyte [2,3*]
President
Whyte Worldwide PCE

[1] Executive Committee
[2] Compensation/Pension Committee
[3] Audit Committee

* Committee Chair

EXECUTIVE OFFICERS

Michael J. Mahoney
President and Chief Executive Officer

James DePolo
Executive Vice President and Chief Operating Officer

Donald P. Cawley
Senior Vice President and Chief Accounting Officer

Joseph Enis
Senior Vice President and Treasurer

David G. Weselcouch
Senior Vice President – Investor Relations and
Corporate Communications

Donald W. Wiles
Senior Vice President and Chief Technology Officer

Kenneth E. Lee
Vice President, General Counsel and Corporate Secretary

George Farrell
Vice President – Corporate Staff and Services

F. Andrew Logue
Vice President – Human Resources

EXECUTIVE MANAGEMENT OF CTE OPERATING SUBSIDIARIES

Raymond J. Dobe, Jr.
Senior Vice President and General Manager
CTSI, LLC

Michael Loftus
Senior Vice President and General Manager
Commonwealth Communications

James F. Samaha
Senior Vice President and General Manager
Commonwealth Telephone Company

Patricia A. Seidel
Vice President and General Manager
epix® Internet Services and Jack Flash® DSL

CORPORATE INFORMATION

Corporate Headquarters
Commonwealth Telephone Enterprises, Inc.
100 CTE Drive
Dallas, PA 18612-9774
570-631-2700
www.ct-enterprises.com

Transfer Agent and Registrar
Mellon Investor Services LLC
Shareholder Relations Department
P.O. Box 3315
South Hackensack, NJ 07606
800-647-4273
www.melloninvestor.com

Shareholder Account Assistance
Questions about stock certificates, address changes, registration changes or other shareholder matters should be directed to the transfer agent and registrar listed above.

Independent Public Accountants
PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street, Suite 1700
Philadelphia, PA 19103-7042
267-330-3000

Investor Information
Institutional investors, security analysts and other members of the financial community requesting information about CTE should contact:

David G. Weselcouch
Senior Vice President – Investor Relations and Corporate Communications
100 CTE Drive
Dallas, PA 18612-9774
Telephone: 570-631-2807
Fax: 570-631-8008
e-mail: dwes@epix.net

Requests for Additional Financial Information
Documents such as Forms 10K and 10Q, which are filed with the Securities and Exchange Commission, are available from Investor Relations and can be obtained by writing to the corporate headquarters, attention David G. Weselcouch, Senior Vice President – Investor Relations and Corporate Communications, at the contact address listed above.

Common Stock
The Nasdaq National Market
Symbol: CTCO

Class B Common Stock
The Nasdaq SmallCap Market
Symbol: CTCOB

Media Relations Information
Media inquiries should be directed to the attention of David G. Weselcouch, Senior Vice President – Investor Relations and Corporate Communications, at the contact address listed above.

Design: Inc Design, incdesign.com

COMMONWEALTH
TELEPHONE ENTERPRISES